U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               HomeSmart.com, Inc.
                   -------------------------------------------
                 (Name of Small Business Issuer in its charter)

             Colorado                                   68-0435257
  -------------------------------           ------------------------------------
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)

           2976 Alhambra Drive
        Cameron Park, California                        95682
  --------------------------------------              ----------
 (Address of principal executive offices)             (Zip Code)

Issuer's telephone number, (530) 676-2345

Securities to be registered under Section 12(b) of the Act:

            Title of each class              Name of each exchange on which
            to be so registered              each class is to be registered

None
------------------------------------         -------------------------------

Securities to be registered under Section 12(g) of the Act:

         Common Stock, no par value
         -------------------------------------------------------------
                                          (Title of class)

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Item 1.  Description of Business.

     (a) Business Development.

     HomeSmart.com, Inc., formerly CPC Office Systems, Inc. (the "Company"), was organized under the laws of the State of Colorado on July 14, 1995. Immediately prior to the reverse acquisition by the Company in July 1999 of HomeSmartUSA, Inc., formerly HomeSmart.com, Inc (sic) ("HomeSmartUSA"), as described in more detail below, the Company was a public "shell" company, i.e., an inactive, publicly-quoted company with minimal assets and liabilities, seeking to acquire one or more then unidentified businesses and/or properties to be chosen by management after reviewing the opportunities available for profit or growth potential. On July 19, 1999, the Company issued and sold to a total of thirty-seven shareholders, pursuant to that certain Stock Purchase and Exchange Agreement dated July 19, 1999 (the "Stock Exchange Agreement"), an aggregate of 16,117,000 newly-issued, restricted shares, constituting approximately 71.7% of the 22,465,040 presently issued and outstanding shares, of common stock, no par value per share (the "HomeSmart.com Common Shares"), of the Company in consideration of the exchange therefor of 16,117,000 outstanding shares, constituting 100% of the issued and outstanding shares, of common stock, no par value per share (the "HomeSmartUSA Common Shares"), of HomeSmartUSA, a Colorado corporation organized on June 3, 1999. The Stock Exchange Agreement mistakenly provides that 16,385,000 HomeSmart.com Common Shares were issued in consideration of the exchange of 16,385,000 HomeSmartUSA Common Shares when, in fact, 16,117,000 HomeSmart.com Common Shares were issued in consideration of the exchange of 16,117,000 HomeSmartUSA Common Shares. Further, Mr. Jared C. Brandt and Ms. Linda Shuls, as trustee for HomeSmart agents, were mistakenly listed as parties to the Stock Exchange Agreement. The Company is in the process of circulating for execution an agreement amending the Stock Exchange Agreement to correct the aforementioned inaccuracies. Immediately following the consummation of the "reverse acquisition" transaction, HomeSmartUSA became a wholly-owned subsidiary of the Company. The transaction was consummated as a "tax-free" reorganization as contemplated by the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended.

     HomeSmartUSA is the successor to Hamilton and Wilson (the Partnership"), a de facto California general partnership commenced in February 1997 of which Messrs. A.L. Hamilton and John J. Wilson, the Secretary/Treasurer/ Chairman of the Board of Directors and a director, respectively, of the Company were the general partners. Coincident with the organization on June 3, 1999, of HomeSmartUSA, Messrs. Hamilton and Wilson each conveyed 100% of their respective general partnership interests in the Partnership to HomeSmartUSA in consideration and exchange for the receipt by each individual of 7,000,000 newly-issued, restricted HomeSmartUSA Common Shares. Less than two months later, on July 19, 1999, the shareholders of HomeSmartUSA, including Messrs. Hamilton and Wilson among others, exchanged 100% of the outstanding HomeSmartUSA Common Shares owned collectively by them for HomeSmart.com Common Shares on the basis of one HomeSmart.com Common Share for each HomeSmartUSA Common Share as described in more detail above. On July 19, 1999, the Company changed its name from "CPC Office Systems, Inc." to "HomeSmart.com, Inc." Also, on July 19, 1999, the name of "HomeSmart.com, Inc (sic) was changed to "HomeSmartUSA, Inc." The Consolidated Financial Statements of the Company and its 100%-owned subsidiary, HomeSmartUSA, which commence on page F-1 hereof, are those of the Partnership insofar as they relate to the period from February 1, 1997, through June 3, 1999. (See the Consolidated Financial Statements of the Company and HomeSmartUSA.)

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


     On February 15, 1999, the Partnership entered into an agreement (the "Agreement") with VLDC Technologies, Inc. ("VLDC," formerly "Virtual Lender.com, Inc."), a publicly-held mortgage company located in Severna Park, Maryland, pursuant to which VLDC issued and sold certain shares of its common stock to Messrs. Hamilton and Wilson, in exchange for the assets of the Partnership, and certain consultants. The Agreement was terminated on June 3, 1999. During the period from February 15 through June 3, 1999, the partners remained in control of the Partnership's assets and, accordingly, management believes that an economic transfer of the assets failed to occur. As a "break-up fee," in consideration and exchange for terminating the Agreement, the Company issued an aggregate of 2,346,000 newly-issued, restricted HomeSmart.com Common Shares in trust for the benefit of all of the shareholders of VLDC and 1,000,000 newly-issued, restricted HomeSmart.com Common Shares to VLDC (an aggregate of 3,346,000 HomeSmart.com Common Shares). The sole purpose and economic substance of this transaction was to facilitate the termination of the Agreement. Litigation in connection with the Agreement, initiated by VLDC, was subsequently dismissed with prejudice on June 5, 2000.

     The Company's and HomeSmartUSA's executive offices are presently located at 2976 Alhambra Drive, Cameron Park, California 95682, and the telephone and facsimile numbers for both companies are (530) 676-2345 and (530) 676-2351, respectively.

     See (b) "Business of Issuer" immediately below for a description of the Company's current operations and future proposed activities.

     (b) Business of Issuer.

General

     The Company, a development-stage enterprise, operates an interactive web site, or portal, located on the Internet at www.homesmart.com through which it, together with numerous other companies and individuals engaged in real estate, mortgage and related businesses, including, among others, real estate companies, realtors, banks and other mortgage lenders, insurance companies, credit reporting agencies, appraisers and closing service providers, offer their products and/or services to the real estate industry and consumers. The Company provides these companies and individuals, certain of which have a national reputation, with the vehicle, i.e., the web site on the Internet, via which to offer their products and/or services. These suppliers of real estate, mortgage and related products and/or services compensate the Company in a variety of ways, including advertising fees, revenue sharing and/or referral fees. (See "- Products and Services Offered by Others.") The real estate, mortgage and related services offered include, but are not limited to, real estate brokerage, mortgage lending, credit reporting and real estate appraisal services. Among the products offered are title and homeowners' insurance and home improvement and decorative products. These vendors, by marketing their real estate, mortgage and related products and/or services via the Company's Internet portal, access a broader market, eliminate multiple telephone and other labor intensive communications and otherwise improve efficiency and eliminate costs.

     The Company can best be described as a business-to-business application services provider ("ASP"). As an ASP, the Company and its founders have focused primarily upon the development of software that is useful to real estate brokers and agents. However, strategic solutions for consumers are also available on the Company's web site. The Company's goal is to become a comprehensive online resource center for the real estate services and mortgage industries. This line of business, known as "online realty services management," or "ORSM," is believed by management to be the fastest growing segment of the real estate market. The Company, together with the mortgage, real estate and related companies that offer products and/or services via the Company's web site, collectively provide, generally, the products and services necessary for the purchase of a home, including, among others, the following products and services described in detail below: (i) a national database of real property listings,
(ii) virtual home tours; (iii) a home valuation program; (iv) continuous access (24 hours per day/seven days per week) to a wide range of real estate transaction-related services; (v) access to information in real-time regarding the status of any real estate transaction; and (vi) a system for mortgage loan approval. (See "- Products and Services Offered and to Be Offered by the Company" and "- Products and Services Offered by Others.")

     The Company's web site is divided into six separate sections, as follows:
(i) buying and selling, (ii) financing, (iii) title/escrow, (iv) insurance, (v) relocation and (vi) home improvement. Management believes that the design of the site, calculated to attract and maintain the interest of most visitors, is attractive in a number of ways, including the simplicity of design, the color scheme and the easy access to information. Visitors to the Company's portal are presented with information relating, and links connecting, to real estate companies, realtors, banks and other mortgage lenders, insurance companies, credit reporting agencies, appraisers, closing service providers and providers of financial and other services and products. The consumer receives assistance in locating the desired information regarding available products and services and quotations enabling him to compare prices. After providing the consumer with this initial information, the Company then offers its assistance in securing financing, recommending realtors and title companies and selecting other products and services necessary in the purchase a home. Finally, consumers are assisted in purchasing or ordering products and services online.

     The Company's portal, developed by Messrs. A.L. Hamilton and John J. Wilson, executive officers and/or directors of the Company, became initially available to the public in October 1998. Management limits the content of the Company's web site by selecting only those vendors of real estate, mortgage and related products and/or services that provide the desired level of unique content to contribute to the overall value of the Company's web site and superior customer service. Management believes that the Company, unlike other common-themed web sites offering tips and advice, has discovered a unique marketing niche in researching and making definitive recommendations to consumers and real estate industry professionals regarding providers of superior real estate, mortgage and related products and/or services. While the content of the portal has changed from time-to-time since its origination to feature new vendors, products, pricing, advertising, information, etc., the site retains the integrity of its original design, organization, format and functioning. Additionally, most of the major companies that first offered products and/or services on the Company's site, including Lycos Inc., RealtyOnline and Translucent Technologies, continue to do so as of the date hereof. (See "- Products and Services Offered by Others.")

     The Company's web site is hosted on secure high performance silicon graphics RISC web servers accessing two fiber optic T3 connections on diverse backbones with multiple back-up T1's using Cisco 7500 series routers and a 60,000-watt back-up generator. The equipment is maintained in a secure facility. Translucent Technologies, Newport Beach, California, maintains and services the Company's web site.

     The Company is in the development stage and, to date, management has devoted substantially all of its time and effort to the research and development of its web site and financing matters. The success of the Company's real estate portal is dependent upon the Company's ability to attract and retain qualified suppliers of real estate, mortgage and related products and services and achieve commercial acceptance for its products and services. Through the date hereof, the Company's business has generated insignificant product sales and service revenues and a sizable net loss. There can be no assurance that the Company's products and services will achieve commercial viability in the future; that future product sales and/or service revenues will be significant; that any sales will be profitable; or that the Company will have sufficient funds available for further research and development of its proposed products and services. The

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Company is largely dependent upon the proceeds anticipated to be received from future equity and/or debt financing(s) with which to continue its existing operations and carry out its proposed operations. The Company is not expected to become a viable business entity unless it achieves profitable operations, which is not anticipated in the foreseeable future. The Company's independent auditor has expressed this as a "going concern" qualification in the Report of Independent Accountants on, and footnotes to, the consolidated financial statements of the Company and HomeSmart USA, its wholly-owned subsidiary. (See
Item 2. Management's Discussion and Analysis or Plan of Operation" and the Consolidated Financial Statements of the Company and HomeSmartUSA commencing on page F-1.)

     The Company may expand through the acquisition of other online real estate and/or mortgage lending companies. While Company management is continuously monitoring such opportunities, no such companies are acquisition targets as of the date hereof, nor are there any negotiations for the acquisition of any real estate and/or mortgage companies ongoing as of the date hereof. (See "Management's Discussion and Analysis or Plan of Operation - Plan of Operation.")

Products and Services Offered or to Be Offered by the Company

SmartAgent(TM)
--------------

     The SmartAgent(TM) program is the primary program offered by the Company to all realtors licensed in the United States. The services available to each realtor enrolled in the program include, but are not limited to, the following:
(i) full personal listing inventory; (ii) virtual home tour listings; (iii) premium designations for all Lycos co-branded Virtual home tours; and (iv) premium sales force automation/relationship management software for client management and monitoring and farming techniques to develop new client prospects. The realtor enrolls in the program by completing the "Agent Profile" form and selecting one of the packages, including the SmartAgent(TM) Silver, the SmartAgent(TM) Gold, the SmartAgent(TM) Platinum and the SmartAgent(TM) Preferred Provider packages, on the Company's Internet site. The Company charges a monthly fee for the SmartAgent(TM) Silver, SmartAgent(TM) Gold, SmartAgent(TM) Platinum and SmartAgent(TM) Preferred Provider programs and, in addition, a one-time initiation fee for the SmartAgent(TM) Preferred Provider program. The advantages to the realtor enrolling in the Company's SmartAgent(TM) program are, among other things, increased visibility to the home-buying public, cost reductions in marketing listings via the Internet and reductions in the ever-increasing costs of marketing, promoting and closing real estate transactions. Management believes, without assurance, that the Company will be able to capitalize upon the historic receptivity of realtors, as a group, to innovations in communications techniques to enhance the marketability of the Company's SmartAgent(TM) program. The Company expects, without assurance, to be able to generate prospects for its SmartAgent(TM) program from, among others, individual realtors/agents, broker groups to be offered group rates, franchise network sales and strategic alliance partner sales referrals. (See "- Marketing.")

SmartStatus(TM)
---------------

         SmartStatus(TM) is a software product designed to enable a realtor to determine the status of the real estate transaction involving his customer at every stage of the transaction from inception to closing. It functions by permitting all services performed at each stage of the transaction, such as the obtaining of a real estate appraisal, the approval of a mortgage loan, the issuance of a title insurance policy, the obtaining of homeowners' insurance, etc., to be reported to the Company's centralized database on the Internet. The information is accessible at any time to all parties to the transaction, e.g., the customer, the realtors (selling and purchasing), the mortgage banker, the

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insurance  company,  etc.,  from  the  desktop  of  a  personal  computer  or  a customized, hand-held device. The SmartStatus(TM) product will be available to all realtors enrolled in the SmartAgent program at no extra charge. Management believes, without assurance, that the Company's SmartStatus(TM) centralized reporting system will be the foundation for the development of additional business software applications in the future.

SmartAd(TM)
-----------

     The SmartAd(TM) service provides the realtor with print advertising, customized to display the custom-branded insertion of the realtor, in a number of real estate publications. The advertisement itself directs the reader of the real estate publication to the Company's Internet portal, ideally advertised elsewhere in the publication as well. The SmartAd(TM) system is calculated to maximize the exposure of realtors to their prospective customers through the strategy of advertising the Company's portal on the Internet and in advertisements in print media.

Products and Services Offered by Others

General
-------

     Management limits the content of the Company's web site by selecting only those vendors of real estate, mortgage and related products and services that provide the desired level of unique content to contribute to the overall value of the Company's web site and superior customer service. Management believes that the Company, unlike other common-themed web sites offering tips and advice, has discovered a unique marketing niche in researching and making definitive recommendations to consumers and real estate industry professionals of real estate, mortgage and related companies, including, among others, real estate companies, realtors, banks and other mortgage lenders, insurance companies, credit reporting agencies, appraisers and closing service providers, providing superior products and/or services. These companies and individuals that offer their products and services to the real estate industry and consumers via the Company's web site compensate the Company in a variety of ways, including advertising fees, revenue sharing and/or referral fees. The advertising program permits a company to place a button or a banner on the Company's web site. The banner may be placed on each of the main pages, on one specific page targeting a specific business or rotated throughout the web site. The advertising fee is based on the "cost per thousand impressions" model and is adjusted for overall performance. The Company's revenue sharing program permits the participant to have a button, text link and/or banner on the Company's web site linking the Company to the participant's web site. The link to the participating company is assigned a specific uniform resource locator or "URL." Once the visitor to the Company's web site links to the participant's web site and consummates a transaction, the Company receives a percentage of the revenue generated by that transaction. Under the referral fee program, the participant receives referrals from visitors to the Company's web site who have completed and submitted a form requesting real estate, mortgage or related information, products and/or services. The Company receives a fee for the referral.

Mortgages, Lines of Credit, Automobile Loans and Other Financial Services
-------------------------------------------------------------------------

     Among those companies offering mortgage loans via the Company's portal are ELOAN, Inc., Wells Fargo Bank, and iQualify. Management believes, without assurance, that the Internet will change the manner in which consumers shop for mortgages, lines of credit, automobile loans and other financial services. According to the Mortgage Bankers Association of America (the "MBAA"), mortgage loans funded in the United States increased from $834 billion in 1997 to $1.5 trillion and $1.1 trillion in 1998 and 1999, respectively. The MBAA predicts a further increase in the number of mortgage loans funded in 2000 because of the increase in the number of such transactions conducted online. By the year 2003, Forrester Research predicts that $91 billion in mortgage loans (10% of the

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market) will be conducted via the Internet. According to Deutsche Bank
Securities, online mortgages will surge from less than one per cent in 1998 to 23% by 2003.

Customers

     Revenue from the sale of the Company's products and/or services, each of which is described in detail below under the separate caption therefor, is expected to be realized by the Company from the following sources (in order of priority):

     (i)   SmartAgent(TM)subscription fees:

           (a)      Brokerage office service agreements.

           (b)      Realtor service agreements.

     (ii)  Advertising revenue:

           (a)      Term contracts.

           (b)      Impression advertising.

           (c)      "Click-through" advertising.

     (iii) Fees for sales of pre-screened mortgage leads.

     (iv)  Fees for referrals of pre-screened buyer leads.

     (v) Revenue from sales to vertical industries of information from the Company's database of customers.

     (vi) Revenue from transaction partners, i.e., the vertical market segment of individual partners sharing revenue from services and advertising relating to sales of title, escrow, appraisal, insurance, warranty and credit products. From many such partners, it is possible for the Company to receive revenue from both unique impressions and a click-through agreement, the success of any of which arrangements is dependent upon the volume of traffic on the Company's web site, which, in turn, depends upon the success of the Company's print advertising campaign.

Agreements under Negotiation

Lycos, Inc.
----------

     The Company is presently conducting negotiations with Lycos, Inc. ("Lycos"), Waltham, Massachusetts, a powerful Internet search engine, for the purpose of entering into an advertising agreement providing for the Company's virtual home tour content to be advertised on Lycos and related web sites and a "co-branding" agreement providing for online and print advertising to promote Company virtual tours and real estate services. While the terms and conditions of the proposed agreements have not yet been agreed upon, management anticipates that Lycos will be required to guarantee an agreed upon level of traffic to the Company's web site and that Lycos' compensation may include the issuance of HomeSmart.com Common Shares in addition to cash. Management anticipates, but cannot assure, that the anticipated agreements with Lycos will provide over 500,000 visitors to the Company's web site on a monthly basis. The Company has paid Lycos a total of $173,146 for advertising through the date hereof.

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According to Media Metrix, over 40 million persons used Lycos as of September
30, 1999, that number being the second largest number of Internet users reached by an Internet company on that date. (See "- Marketing - Advertising.")

Translucent Technologies
------------------------

     Management anticipates, without assurance, that it will be successful in negotiating a software license agreement with Translucent Technologies, Newport Beach, California. Management further expects, but cannot assure, that the Company will be obligated, under the terms and conditions of the proposed software license agreement, to pay Translucent Technologies a software license fee for each monthly subscriber and that it will receive an equity ownership interest in Translucent Technologies.

Realty Online
-------------

     Management is presently engaged in negotiating a revenue sharing agreement with Realty Online ("Realty Online"), Agoura, California, for the delivery of approximately two million national real estate listings, including, but not limited to, residential, vacation, commercial and rental listings. The listings will be co-branded and available in real-time via links. Management hopes, upon the consummation of this proposed agreement, to become competitive in listing content with Realtor.com, RealEstate.com and Homeseekers.com. The Company also expects to benefit from the sale of SmartAgent(TM) subscriptions to realtors who visit Realty Online's web site.

Intellectual Property and Proprietary Rights

     The Company regards all or portions of the designs and technologies incorporated into its online products and services as proprietary and attempts to protect them with a combination of trademark and trade secret laws. It has generally been the Company's policy to proceed without patent protection. It may be possible for unauthorized third parties to copy certain portions of the Company's products or to "reverse engineer" or otherwise obtain and use to the Company's detriment information that the Company regards as proprietary. Moreover, the laws of some foreign countries do not afford the same protection to the Company's proprietary rights as do United States laws. There can be no assurance that any of the Company's efforts to protect its proprietary technology will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to the Company's technologies.

Security

     Management believes that the Company provides a high level of security to the consumer/customer. However, there are many risks associated with the conduct of business on the Internet, including, among others, security, viruses and fraud. While hacking is a serious threat to firms such as the Company that connect to the Internet, the greatest threat to the security of the Company's business transactions on the Internet is expected to arise from its own employees. The Company, like most other companies conducting business on the Internet, intends to continuously implement a wide range of hardware security measures to offer network protection and business continuity. Nevertheless, it is generally known that few companies have implemented the security measures available utilizing current technology, including, among others, file encryption for stored information, public key cryptography, telecommunication encryption and digital signatures/sender authentication. Many development-stage companies, like the Company, lack the capital and/or customer demand to warrant the investment in electronic security protective applications and technologies. Further, while many companies have a formal security policy, nearly all are

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believed to be far from adequate and very few companies educate all members of staff, conduct risk analysis on a regular basis and regularly assess their software for security flaws. With the wide range of security flaws inherent in the Internet, the Company can be expected to be at a serious disadvantage, as compared to its competitors, especially with regard to electronic commercial transactions, if management fails to protect or minimize the risks to the Company from security threats. While the Internet represents a new and highly lucrative market, management expects to be challenged by the necessity to become fully aware of new technologies so that it can manage the risks associated with conducting transactions over the net.

     Other disadvantages to the Company's conducting business on the Internet are the lack of physical representation enabling customers to evaluate the Company's products and services in advance of placing an order and/or obtaining customer services from personnel with whom they are unable to interact in person. It is likely that the Company will be unable to generate business from the type of customer unable to develop a comfort level in the absence of physical representation and will likely be required to deal with dissatisfied customers believing that the Company's products and services were not the equivalent of that of a traditional real estate or mortgage company. Despite the above-described and other risks to the Company of conducting business via the Internet, the Company intends to emphasize this method of marketing real estate, mortgage and related services and products over the other marketing methods because of the significantly reduced cost to the Company and because of the elimination of the need for a large physical facility and a sizeable marketing staff.

Marketing

Market
------

     The target market for the Company's products and services is, primarily, the approximately 760,000 realtors in the United States earning, on average, approximately $43,000 per annum each, as reported in June 1999 by the National Association of Realtors. Market research indicates that approximately 17% to 18% of all such realtors effect 80% of all real estate listings and transactions in the United States. In order to appeal to the greatest number of realtors, the Company offers various packages, including the SmartAgent(TM) Silver, SmartAgent(TM) Gold, SmartAgent(TM) Platinum and SmartAgent(TM) Preferred Provider packages, each of which includes a differing number of products and/or services designed to satisfy the specific user requirements of each realtor. Among consumers, the Company targets the twenty-eight to fifty-seven-year-old age group because of its activity in the real estate market together with its increased willingness to use the Internet in the home buying process, particularly with regard to unique content and function, such as the virtual listings available on the Company's web site.

     Management believes that the real estate industry, like the financial services industry, will be revolutionized by the use of the Internet. The ready availability of information to consumers via the Internet is expected to force realtors, mortgage lenders and others in the real estate business to satisfy consumer demand for interactive and real-time portals. Mr. Brad Inman, publisher of the Inman News, a leading real estate publication, recently predicted a substantial decline in the number of realtors in the United States from 760,000 to as few as 100,000 over five years as a result of the Internet. A recent report by Jefferies and Company, an investment banking firm, indicates that over 60% of U.S. real estate brokers and agents anticipate change, because of the Internet, in the manner in which homes are listed, purchased and sold. The Jefferies report also predicts that the Internet will have the effect of enabling real estate agents to reach more consumers and lower the marketing costs per home sale. Based upon these and similar such predictions, management believes that, in the future, a smaller number of realtors will each handle a

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larger share of the real estate business at a lower cost to the consumer by employing the Internet and related technologies.

     According to January 1999 figures from Media Metrix, over 49% of the United States adult population (approximately 90 million Americans) now has access to the Internet. Mr. Mark Snowden, a senior analyst for Inteco, reports that these 90 million adult users access the web from 114 million different locations, i.e., 48 million from home, 38 million from work, 19 million from a friend or relative's house, 14 million from school and the remainder from locations such as libraries and community centers. Forrester Research predicts the Internet user base to increase by approximately 40% annually over the next three years.

     In June 1998, the majority, or 62%, of all Internet users in the world resided in the United States. E-stats estimated that the number of adult Americans (over the age of eighteen) online would grow from 28 million as of December 31, 1997, to 37 million (18.5% of all U.S. adults over the age of eighteen) in June 1998 to 47 million as of December 31, 1998. Based on 1999 year-end figures, the number of Americans using the Internet is expected to increase to a total of 85 million by 2002. In December 1998, there were 24.4 million U.S. households (24.2% of total U.S. households) connected to the Internet, as compared to 18 million U.S. households in June 1998 and 14.5 million households in December 1997.

Marketing
---------

     The Company's target market has been divided into four main categories, including real estate/mortgage lending referrals, automobile loans, credit cards and commercial loans. The Company's marketing strategy is to attract consumers of real estate, mortgage and related products and services through innovative, online marketing programs. Internet traffic-generating, branding opportunities and marketing campaigns are currently under negotiation with Lycos. Management will also employ traditional methods of marketing in order to promote the Company. It is presently intended that these activities will include advertising in local newspapers, trade journals and periodicals and mailings of brochures. The advantages to the realtor enrolling in the Company's SmartAgent(TM) program are, among other things, increased visibility to the home-buying public, cost reductions in marketing listings via the Internet and reductions in the ever-increasing costs of marketing, promoting and closing real estate transactions. Management believes, without assurance, that the Company will be able to capitalize upon the historic receptivity of realtors, as a group, to innovations in communications techniques to enhance the marketability of the Company's SmartAgent(TM) program. The Company expects, without assurance, to be able to generate prospects for its SmartAgent(TM) program from, among others, individual realtors/agents, broker groups offered group rates, franchise network sales and strategic alliance partner sales referrals. (See Item 1. "Description of Business," (b) Business of Issuer - Products and Services Offered by the Company - SmartAgent(TM).")

Advertising
-----------

     The Company's proposed advertising program is expected to be critical to the Company's success. Management's goal is to use advertising to create national awareness of the Company. However, achievement of this goal is dependent, in the opinion of management, upon the expenditure by the Company of significant additional funds for advertising; which funding is anticipated, without assurance to be received in the future from equity and/or debt financing or otherwise. The Company's proposed advertising campaign is expected to include, but not be limited to, television infomercials, national newspapers, television and radio, direct mail, billboard and Internet. The three main strategies that are expected to be used are visualization, association and brand awareness.

     SmartAd(TM). The Company's SmartAd(TM) service provides the realtor with print advertising, customized to display the custom-branded insertion of the realtor, in a number of real estate publications. The advertisement itself directs the reader of the real estate publication to the Company's Internet portal, ideally advertised elsewhere in the publication as well. The SmartAd(TM) system is calculated to maximize the exposure of realtors to their prospective customers through the strategy of advertising the Company's portal on the Internet in advertisements in print media. (See Item 1. "Description of Business," (b) Business of Issuer - Products and Services Offered by the Company
- SmartAd(TM).")

     Proposed Agreement with Lycos. The Company is presently conducting negotiations with Lycos, Inc., Waltham, Massachusetts, a powerful Internet search engine, for the purpose of entering into an advertising agreement providing for the Company's virtual home tour content to be advertised on Lycos and related web sites and a "co-branding" agreement providing for online and print advertising to promote Company virtual tours and real estate services. While the terms and conditions of the proposed agreements have not yet been agreed upon, management anticipates that Lycos will be required to guarantee an agreed upon level of traffic to the Company's web site and that Lycos' compensation may include the issuance of HomeSmart.com Common Shares in addition to cash. Management anticipates, but cannot assure, that the anticipated agreements with Lycos will provide over 500,000 visitors to the Company's web site on a monthly basis. The Company has paid Lycos a total of $173,146 for advertising through the date hereof. According to Media Metrix, over 40 million persons used Lycos as of September 30, 1999, that number being the second largest number of Internet users reached by an Internet company on that date. (See "- Agreements under Negotiation - Lycos, Inc.")

Competition

     Prior to organizing the Company, Messrs. Hamilton and Wilson, the founders of the Company, performed significant market research of the products and services offered by other online mortgage and lending companies. They discovered that the Company's customer-centric business model contrasts sharply with the business models of most of the competition emphasizing their particular special interests. Additionally, many of these companies focus upon the provision of information and tips, while the Company's focus is the connection of the consumer or industry professional with the site of the provider of the information, product(s) and/or service(s) sought by the visitor to the Company's portal. Unlike its competitors, the Company's web site is designed so as to facilitate the consummation of a business transaction.

     The market for real estate, mortgage and related products and services is intensely competitive. The Company anticipates that it, and the companies that market their products and/or services via the Company's portal, will be in competition with traditional and online companies engaged in the real estate, mortgage and/or related businesses of all sizes located both inside and outside the United States. Further, while management seeks to minimize the number of vendors on its site, such as banks, insurance companies, credit reporting agencies, appraisal services and other financial service companies, offering similar products and/or services, certain of these companies will inevitably be in competition with each other. Management believes that most of the Company's own products and services, including the existing SmartAgent(TM), SmartStatus(TM) and SmartAd(TM) products and services and the proposed SmartSign(TM) and CASPER products and services and the SmartDesk custom software product are sufficiently unique and innovative so as to appeal to a market niche not serviced by many of the Company's competitors. Nevertheless, although management knows of no such instance as of the date hereof, the Company may discover itself to be in competition with one or more of its customers offering real estate, mortgage and/or related products and services via the Company's web site identical or similar to those offered by the Company.

     Management is aware of an increasing number of companies offering real estate, mortgage and related products and services on the Internet. Company management believes that it is likely that certain of these companies will seek to provide real estate products and services via the Internet identical or substantially similar to the Company's products and services. On July 14, 1998, Microsoft launched "HomeAdvisor," a fully-integrated Internet guide for real estate buying and selling. Industry observers, including Company management, believe that the announcement by Microsoft of this new software product is indicative of the solidity of the market. Killen & Associates, a Palo Alto, California, research firm, predicted that HomeAdvisor would increase consumer interest in the emerging Internet real estate market and boost market growth. HomeAdvisor had approximately 650,000 multi-state ("MLS") listings as of August 1999. HomeAdvisor realtor subscription fees include a personal site for each realtor's listings and the capability of interacting with HomeAdvisor business partners. More recently, HomeAdvisor has emphasized strategic alliances with mortgage providers, such as Quicken Mortgage.

     HomeStore.com, a publicly-traded company, is the largest real estate destination on the Internet, with almost 1.3 million listings, the majority of which are MLS compilations with a link to the agent's personal web site, as of September 1999. To management's knowledge, only minimal additional tools and services are offered to the real estate agent currently. HomeStore.com has contracts as the exclusive MLS provider with the majority of Internet portals. HomeStore.com currently leads all real estate sites in the number of unique visitors and MLS listings, although most experts believe that HomeStore.com's MLS advantage will diminish as the Internet matures. HomeStore.com's current market capitalization is approximately $2.218 billion, with its common stock trading in the past twelve months in a range of $14 to $138 per share.

     HomeSeekers.com, a publicly-traded company, may be considered a direct competitor because of its emphasis on business-to-business technology solutions. HomeSeekers.com had increased its real estate agent subscription base to almost 17,000 as of September 30, 1999. Like the Company's compensation structure, subscription fees increase in relation to the technological complexity obtained by the user. HomeSeekers.com's browser product, with embedded real estate tools, has been very successful at penetrating an industry considered by some to be technophobic. Like HomeStore.com, HomeSeeker.com's web site features links permitting consumers to view 80% of all MLS listings at any given time. HomeSeekers.com has had a market valuation of approximately $66.9 million over the past year, with a trading range for its common stock of $2 to $25 per share during the year.

     Management hopes, to the extent practicable, to minimize the Company's weaknesses, including, among others, its undercapitalization, cash shortage, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition, through its focus on the Internet; which eliminates the need for a large physical facility and a sizeable marketing staff. However, the Company's opportunity to develop a large customer base may, nevertheless, be limited by its financial resources and other assets. In this regard, many of the companies and other organizations with which HSI will be in competition, including, but not limited to, HomeAdvisor, HomeStore.com and Home Seekers.com, are established and have far greater financial resources, substantially greater experience and larger staffs than the Company. Additionally, many of such organizations have proven operating histories, which the Company lacks. The Company expects to face strong competition from both such well-established companies and small independent companies like itself. In addition, the Company's business may be subject to decline because of generally increasing costs and expenses of doing business, thus further increasing anticipated competition. Specifically, any increase in mortgage interest rates could be expected to have a substantial negative impact upon the Company's ability to generate revenues. Additionally, it is anticipated that there may be significant technological advances in the future and the Company may not have adequate creative management and resources to enable it to take advantage of such advances. The effects of any such technological advances on the Company, therefore, cannot be presently determined.

     Management will continue to focus the Company's marketing strategy on the employment of the Internet to attain economies of scale, lower home acquisition costs and achieve a simpler, less stressful real estate transaction process. Additionally, management will continue to employ partnering, joint venture and similar such arrangements whereby the Company joins with others having greater financial and other resources than those of the Company in the provision of information, products and/or services and as sources of financing for the Company. Management will continue to evaluate each of these prospective projects or proposals, which may become available for participation by the Company, on a case-by-case basis. Company management anticipates, without assurance, that, even with the very limited level of funding that may be available to it, the Company will be successful in negotiating or extending the relationships, partnerships, joint ventures and other cooperative efforts with leading real estate and/or mortgage service providers so as to be capable of continuing the delivery of cost-effective, Internet-enabled solutions for the real estate and mortgage industries.

Employees and Consultants

     As of the date hereof, the Company has two full-time employees, including Messrs. John F. Riley, the President/Chief Executive Officer and a director of the Company, and the Company's administrative manager, who receive salaries of $144,000 and $35,000 per annum, respectively, and one part-time employee, Mr. A.L. Hamilton, Secretary/Treasurer/Chairman of the Board of Directors. No cash compensation has been awarded to, earned by or paid to Mr. Hamilton for all services rendered in all capacities to the Company since he was first elected as an executive officer and a director of the Company on July 21, 1999. Mr. John J. Wilson, a Company director, who served as the Company's President and Chief Executive Officer on a part-time basis without cash compensation from the initial date of his election on July 21, 1999, through May 30, 2000, was succeeded in the office of President by Mr. Riley on May 30, 2000. Mr. Riley's salary commenced on July 1, 2000, and the Company has reimbursed him for his expenses incurred on behalf of the Company since June 1, 1999. Additionally, the Company gifted a cellular telephone, a laptop computer and certain other equipment to Mr. Riley. Commencing January 2001, the Company proposes to increase Mr. Riley's salary to $240,000 per annum if it receives additional funding in an amount deemed acceptable by the Board of Directors. On July 19, 1999, Messrs. Hamilton and Wilson each received 7,000,000 HomeSmart.com Common Shares in consideration for the sale and transfer by each said individual to the Company of 7,000,000 HomeSmartUSA Common Shares pursuant to the Stock Purchase and Exchange Agreement dated July 19, 1999, in accordance with which the Company acquired HomeSmartUSA by "reverse" acquisition by issuing a total of 16,117,000 HomeSmart.com Common Shares in consideration for all 16,117,000 outstanding HomeSmartUSA Common Shares, including 14,000,000 HomeSmartUSA Common Shares owned collectively by Messrs. Hamilton and Wilson. On July 1, 2000, the Company granted to Mr. Riley options exercisable to purchase 1,000,000 HomeSmart.com Common Shares at exercise prices of $.50 and $2.00 per share, respectively (a total of 2,000,000 HomeSmart.com Common Shares), during the three-year period terminating on June 30, 2003. (See Part I, Item 6. "Executive Compensation,"
Part I, Item 7. "Certain Relationships and Related Transactions" and Part II,
Item 4. "Recent Sales of Unregistered Securities.") None of the Company's employees are represented by a labor union. The Company has never had a strike or lockout and considers its employee relations to be good.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

Plan of Operation
-----------------

     Since the reverse acquisition by the Company of Homesmart USA on July 19, 1999, the Company has operated an interactive web site, or portal, located on the Internet at www.homesmart.com through which the Company, together with numerous other companies and individuals engaged in real estate, mortgage and related businesses, offer their products and services to the real estate industry and consumers. (See Item 1. "Description of Business," (b) Business of Issuer.") The Company is in the development stage and, to date, management has devoted substantially all of its time and effort to the research and development of its web site and financing matters. Through the date hereof, the Company's business has generated insignificant product sales and service revenues and a sizable net loss. For the years ended December 31, 1999, and 1998, the Company had gross sales and net revenues aggregating $33,311 and $229,222, respectively, and a net loss of $(1,468,867), or $(.08) per HomeSmart.com Common Share, and $(738,950), respectively. For the six months ended June 30, 2000, as compared to the six months ended June 30, 1999, the Company realized gross sales and net revenues totaling $3,444 and $30,645, respectively, and a net loss of $(374,553), or $(.02) per HomeSmart.com Common Share, and $(592,591), respectively. Sales and marketing expenses, general and administrative expenses and stock-based consulting compensation increased from $346,432, $498,062 and $-0-, respectively, for 1998 to $424,541, $780,812 and $150,000, respectively, for 1999. Costs of sales and revenues decreased from $112,638 to $93,510 for the year ended December 31, 1998, as compared to the year ended December 31, 1999. Cost of sales and revenues and stock-based consulting compensation increased from $48,848 and $-0-, respectively, for the six months ended June 30, 1999, to $63,112 and $125,000, respectively, for the six months ended June 30, 2000. For the six months ended June 30, 1999, as compared to the six months ended June 30, 2000, sales and marketing expenses decreased from $245,648 to $43,368 and general and administrative expenses decreased from $316,832 to $130,417. For the period from February 1, 1997, through June 30, 2000, the Company realized gross sales and net revenues of $282,327 and a net loss of $(2,767,082).

     The success of the Company's real estate portal is dependent upon the Company's ability to attract and retain qualified suppliers of real estate, mortgage and related products and services. The Company has not achieved commercial acceptance for any of its products and services and there can be no assurance that the Company will gain such acceptance in the future; that future product sales and/or service revenues will be significant; that any sales will be profitable; or that the Company will have sufficient funds available for further research and development of its proposed products and services. The likelihood of the Company's success will also depend upon its ability to raise additional capital from equity and/or debt financing to overcome the problems and risks described herein; to absorb the expenses and delays frequently encountered in the operation of a new business; and to succeed in the competitive environment in which the Company will operate. Although management intends to explore all available alternatives for equity and/or debt financing, including, but not limited to, private and public securities offerings, there can be no assurance that the Company will be able to generate additional capital. The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to achieve profitability.

     The Company may expand through the acquisition of other online real estate and/or mortgage lending companies. While Company management is continuously monitoring such opportunities, no such companies are acquisition targets as of the date hereof, nor are there any negotiations for the acquisition of any real estate and/or mortgage companies ongoing as of the date hereof.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

     As of June 30, 2000, and December 31, 1999, the Company had total assets of $319,495 and $439,365, respectively, which included total current assets (cash) of $2,695 and $110,464, respectively, property and equipment (less accumulated depreciation) of $301,583 and $310,118, respectively, domaine name (less accumulated amortization) of $1,990 and $2,250, respectively, and web site (less accumulated amortization) of $13,227 and $16,533, respectively.

     The Company had total current liabilities of $784,406 and $654,723 and a working capital deficit of $(467,887) and ($218,334) as of June 30, 2000, and December 31, 1999, respectively. The Company has experienced working capital shortages from time-to-time and management expects such working capital shortages to continue for the foreseeable future. As of June 30, 2000, and December 31, 1999, the Company's total shareholders' equity/partners' capital was $(464,911), and $(215,358), respectively, including deficits accumulated during the development stage of $(1,441,602) and $(1,067,049), respectively. While the Company's independent auditors have presented the Company's financial statements on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time, they have noted that the Company has a limited operating history during which it has suffered operating losses, limited operating capital with which to finance its development, a deficit in working capital and an unproven business concept that will require additional resources to perfect. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's future success will be dependent upon its ability to provide effective and competitive real estate and mortgage-related products and services; the continued acceptance of the Internet for the sale of goods and services and the Company's ability to develop and provide new services that meet customers' changing requirements. Should the Company's efforts to raise additional capital through equity and/or debt financing fail, management and other related parties are expected to provide the necessary working capital so as to permit the Company to continue as a going concern.


Item 3.  Description of Property.

     The Company owns in fee simple the real property located at 2976 Alhambra Drive, Cameron Park, California, together with the office building comprised of approximately 4,000 square feet (in which the Company's executive offices are situated) located on the real property and the 3,000 square foot aircraft hangar located underneath the building. The property is encumbered by that certain Promissory Note, secured by a Deed of Trust, dated January 14, 2000, due January 15, 2001, in the principal amount of $230,000 payable by the Company, as the maker, to Mr. Keith Brunius, as the holder. The Promissory Note is non-interest bearing until January 25, 2001, after which date interest accrues at the rate of 15% per annum and a penalty in the amount of 10% may be charged by the holder. In the opinion of management of the Company, the facilities are adequately covered by insurance. The Company anticipates that these facilities, which are used exclusively for administrative offices, will be adequate for its foreseeable future needs. Hamilton, Hamilton & Mah (the "Hamilton Firm"), a law firm affiliated with the Company, maintains its offices at this location pursuant to a month-to-month rental arrangement at a rate of $500 per month. Mr. A.L. Hamilton, a partner of the Hamilton Firm, serves as the Secretary, the Treasurer and the Chairman of the Board of Directors of the Company and owns of record and beneficially 3,395,000 HomeSmart.com Common Shares, representing approximately 15.11% of the issued and outstanding HomeSmart.com Common Shares. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons.") The Company's telephone and facsimile numbers are (530) 676-2345 and (530) 676-2351, respectively.

     The Company's investment policies with respect to investments in real estate, interests in real estate, real estate mortgages and securities of or interests in persons primarily engaged in real estate activities are that the investment: (i) have a legitimate business purpose and (ii) be income-producing. Accordingly, the Company's policy is to acquire assets primarily for income, not primarily for possible capital gain. There are no limitations on the percentage of assets that may be invested in any one investment or type of investment. The Company's investment policies are determined by its Board of Directors and may be changed without a vote of security holders.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth certain information regarding the ownership of the Company's Common Stock as of August 14, 2000, by each shareholder known by the Company to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Under the General Rules and Regulations of the Commission, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting, or dispose or direct the disposition, of such security. Each of the shareholders named in the table has sole voting and investment power with respect to the shares of Common Stock beneficially owned.

                                                    Shares         Percentage
                                                 Beneficially         of
        Beneficial Owner                            Owned(1)        Class(1)
------------------------------------              -----------     ------------

A.L. Hamilton, Trustee for                         4,000,000         17.81%
  HomeSmart.com, Inc.(2)
2976 Alhambra Drive
Cameron Park, California  95682

A.L. Hamilton(3)(4)                                3,395,000         15.11%
2976 Alhambra Drive
Cameron Park, California  95682

John J. Wilson(4)                                  3,181,250         14.16%
995 Oak Trail Court
Placerville, California  95667

John F. Riley(3)(4)                                3,000,000(4)      13.35%
5842 Alleppo Lane
Palmdale, California  93551

Richard E. Dixon                                     100,000          (5)
6163 Pony Express Trail
Pollock Pines, California  95726

All executive officers and directors               9,676,250(4)      43.07%
  as a group (four persons)

------------------------

     (1) Represents the number of shares of Common Stock owned of record and beneficially by each named person or group, expressed as a percentage of 22,465,040 shares of the Company's Common Stock issued and outstanding as of August 14, 2000.

     (2) Mr. Hamilton holds the shares of Common Stock as trustee for the benefit of the Company.

     (3) Executive officer of the Company.

     (4) Member of the Board of Directors of the Company. As a resident of the State of California, the shareholder is subject to the California community property laws with regard to his ownership of the shares of Common Stock.

     (5) Includes an aggregate of 2,000,000 shares of Common Stock issuable upon the exercise of options exercisable to purchase 1,000,000 shares of Common Stock each at exercise prices of $.50 and $2.00 per share, respectively, on or prior to June 30, 2003.

     (6) Less than one per cent.


Item 5.  Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

     Set forth below are the names, ages, positions with the Company and HomeSmartUSA and business experience of the executive officers and directors of the Company and HomeSmartUSA.

         Name               Age                       Position
---------------------       ---        ----------------------------------------

John F. Riley*              36         President, Chief Executive Officer and
                                       Director of the Company

A.L. Hamilton*              66         Secretary,  Treasurer and Chairman of the
                                       Board of Directors of the Company;
                                       Secretary, Treasurer and a Director of
                                       HomeSmartUSA

John J. Wilson*             52         Director of the Company;  President,
                                       Chief Executive Officer and Director of
                                       HomeSmartUSA

Richard E. Dixon            60         Chief Financial Officer of the Company
------------------

     *The above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

     All directors hold office until the next annual meeting of the Company's shareholders and until their respective successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Messrs. Riley, Hamilton, Wilson and Dixon are expected to devote approximately 100%, 80% and 10% and 5%, respectively, of their time to the business of the Company.

Family Relationships

     There are no familial relationships among the executive officers and directors of the Company.

Business Experience

     John F. Riley has served as a director of the Company since April 25, 2000, as the President of the Company since May 30, 2000, and as the Company's Chief Executive Officer since July 21, 2000. Mr. Riley has been employed in executive positions in the mortgage lending or banking businesses for the past approximately fourteen years since approximately 1986. Since June 1, 2000, he has served as a consultant to Metrociti Mortgage Corp., Encino, California; for which privately-held mortgage company he served in the position of Vice President of Business Development from May 1999 through May 31, 2000. Mr. Riley's responsibilities in this position included the successful development of three new production divisions, including "Direct Lending," "Builder Partners" and "Internet Lending." From May 1998 to May 1999, Mr. Riley served in the position of Senior Executive Vice President for Capital Funding Group, Costa Mesa, California, a privately-held, full-service mortgage banker. During his tenure, Mr. Riley was responsible for the successful conversion of Capital Funding Group from the status of a mortgage broker to that of a licensed mortgage banker. Mr. Riley served, from May 1995 through April 1998, as a Vice President of Guild Mortgage Company, Palmdale, California, a private, once national mortgage bank for which he developed the first "Net Branch," a significant factor in the company's growth during that period. He served as a Vice President for National Pacific Mortgage-Old Kent, Palmdale, California, a publicly-held company, from March 1990 through May 1995. Mr. Riley was employed by Fireside Thrift & Loan, a private Lancaster, California, company, as a branch manager from September 1986 to March 1990. He received a Bachelor of Science degree in business from George Mason University, Fairfax, Virginia, in 1986. Mr. Riley attended Fordham University Law School, New York, New York, from September 1992 to February 1993 and Albany State University, Albany, New York, from September 1981 to June 1982.

     A.L. Hamilton has served as the Secretary, the Treasurer and a director of the Company since July 21, 1999. Mr. Hamilton has served as the Chairman of the Board of Directors of the Company since July 21, 2000. Since July 12, 1999, he has served in the positions of Secretary, Treasurer and a director of HomeSmartUSA. Mr. Hamilton has been an attorney in private practice in the State of California for the past approximately thirty-two years since January 6, 1968. He has been a partner in the law firm of Hamilton, Hamilton & Mah, which operates from the Company's facilities in Cameron Park, California, since January 1998. In addition to providing legal representation to buyers and sellers in residential and commercial investments, Mr. Hamilton has assisted several mortgage companies in developing sales and marketing strategies. He has also been involved in developing his own mortgage business. Mr. Hamilton received a J.D. degree from Southwestern University, Los Angeles, California, in June 1967.

     John J. Wilson has served as a director of the Company since July 21, 1999. He served in the positions of President and Chief Executive Officer of the Company from July 21, 1999, through May 29, 2000. Mr. Wilson has served as the President and the Chief Executive Officer of HomeSmartUSA since July 12, 1999. He was the President and co-founder of Phoenix Real Estate Group, Inc., a private company engaged in mortgage finance and real estate sales, from January 1997 through the date of its voluntary dissolution in 1998. Mr. Wilson received an A.A. degree from Los Angeles Valley College, Los Angeles, California, in 1975. He attended the University of Northern California College of Law, Sacramento, California, from 1991 through 1992.

     Richard E. Dixon has served as the Chief Financial Officer of the Company since July 21, 2000. Since July 1999, he has co-owned, with his daughter, and operated a private accounting practice under the name of Dixon & Dixon in Pollock Pines, California. For at least approximately twenty-four years prior to that time, from approximately 1975 through June 1999, Mr. Dixon was self-employed in private accounting practice in Pollock Pines, California. He has been licensed as a certified public accountant in the State of California for the past approximately thirty-three years since December 1966. Mr. Dixon received a B.A. degree in business administration from Woodbury University, Los Angeles, California, in February 1962.


Item 6.  Executive Compensation

     No cash compensation has been awarded to, earned by or paid to Mr. A.L. Hamilton for all services rendered in all capacities to the Company since he was first elected as an executive officer and a director of the Company on July 21, 1999. Mr. Hamilton, Secretary/Treasurer/director and Chairman of the Board of Directors of the Company, has served in those positions on a part-time basis without cash compensation since July 21, 1999, and 2000, respectively. Mr. John
J. Wilson served as the President and Chief Executive Officer of the Company on a part-time basis without cash compensation from July 21, 1999, through May 30, 2000. In June 2000, the Company paid him the sum of $25,000 in cash as severance. Since July 21, 2000, Mr. Wilson has served as a director of the Company without cash compensation. Mr. John F. Riley succeeded Mr. Wilson in the office of Company President on May 30, 2000, and was elected to the office of Chief Executive Officer of the Company on July 21, 2000. The Company compensates Mr. Riley, commencing June 1, 2000, by payment of his expenses incurred on behalf of the Company and, commencing July 1, 2000, with a salary of $144,000 per annum. Additionally, the Company gifted a cellular telephone, a laptop computer and certain other equipment to Mr. Riley. Commencing January 2001, the Company proposes to increase Mr. Riley's salary to $240,000 per annum if it receives additional funding in an amount deemed acceptable by the Board of Directors. Mr. Richard E. Dixon, who was elected to the office of Chief Financial Officer of the Company on July 21, 2000, is expected to serve without cash compensation for the foreseeable future. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Employees.")

     On July 19, 1999, Messrs. Hamilton and Wilson each received 7,000,000 HomeSmart.com Common Shares in consideration for the sale and transfer by each said individual to the Company of 7,000,000 HomeSmartUSA Common Shares pursuant to the Stock Purchase and Exchange Agreement dated July 19, 1999, in accordance with which the Company acquired HomeSmartUSA by "reverse" acquisition by issuing a total of 16,117,000 HomeSmart.com Common Shares in consideration for all 16,117,000 outstanding HomeSmartUSA Common Shares, including 14,000,000 HomeSmartUSA Common Shares owned collectively by Messrs. Hamilton and Wilson. On November 11, 1999, the Company issued and sold 100,000 HomeSmart.com Common Shares to Mr. Dixon in consideration for his performance of certain accounting services on behalf of the Company valued at $150,000. On July 1, 2000, the Company granted to Mr. Riley options exercisable to purchase 1,000,000 HomeSmart.com Common Shares at exercise prices of $.50 and $2.00 per share, respectively (a total of 2,000,000 HomeSmart.com Common Shares), during the three-year period terminating on May 29, 2003. (See Part I, Item 7. "Certain Relationships and Related Transactions" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

     Except for Mr. John F. Riley, none of the Company's executive officers and/or directors holds any option to purchase any of the Company's securities. Messrs. Riley, Hamilton, Wilson and Dixon are expected to devote approximately 100%, 80%, 10% and 5%, respectively, of their time to the business of the Company. The Company does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any such plans for the foreseeable future. In the future, the Company may offer stock options to prospective employees and/or consultants; however, no such options have been granted as of the date hereof. It is possible that in the future the Company may establish various executive incentive programs and other benefits, including reimbursement for expenses incurred in connection with the Company's operations, Company automobiles and life and health insurance, for its executive officers and directors, but none has yet been granted. The provisions of such plans and benefits will be at the discretion of the Company's Board of Directors.

     To date, no cash or non-cash compensation has been awarded to, earned by or paid to any executive officer or director of HomeSmartUSA, a wholly-owned subsidiary of the Company, for services performed in all capacities for HomeSmartUSA. (See Item 1. "Description of Business," (a) "Business Development.")

Compensation of Directors

     The Company has no standard arrangements for compensating the directors of the Company. The Company proposes, if it is successful in raising additional capital in excess of $2 million, to pay all members of the Board of Directors the sum of $5,000 per month, in addition to any other compensation received as an executive officer(s) or otherwise, for their services to the Company as directors. Further, the Company proposes in the future to establish an advisory board whose members are expected to receive, commencing with the Company's receipt of in excess of $2 million in additional funding, the sum of $2,000 per month for their services. There can be no assurance that the Company will receive the financing in excess of $2 million required in order to compensate its directors and proposed advisory board members as aforementioned.


Item 7.  Certain Relationships and Related Transactions.

     On July 19, 1999, the Company issued and sold 7,000,000 newly-issued, restricted HomeSmart.com Common Shares to each of Messrs. A.L. Hamilton and John
J. Wilson, the Secretary/Treasurer/Chairman of the Board of Directors and a director of the Company, respectively (a total of 14,000,000 HomeSmart.com Common Shares), in consideration for the sale and transfer by each said individual to the Company of 7,000,000 HomeSmartUSA Common Shares (a total of 14,000,000 HomeSmartUSA Common Shares) pursuant to the Stock Purchase and Exchange Agreement dated July 19, 1999, in accordance with which the Company acquired HomeSmartUSA by "reverse" acquisition by issuing a total of 16,117,000 newly-issued, restricted HomeSmart.com Common Shares in consideration for all 16,117,000 issued and outstanding HomeSmartUSA Common Shares, including 14,000,000 HomeSmart.com Common Shares owned collectively by Messrs. Hamilton and Wilson. (See Part I, Item 6. "Executive Compensation" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

     On November 11, 1999, the Company issued and sold 100,000 newly-issued, restricted HomeSmart.com Common Shares to Mr. Richard E. Dixon, the Chief Financial Officer of the Company, in consideration for certain accounting services performed on behalf of the Company valued at $150,000. (See Part I, Item 6. "Executive Compensation" and Part II, Item 4. "Recent Sales of Unregistered Securities.")

     On May 30, 2000, Messrs. Hamilton and Wilson each transferred 2,000,000 HomeSmart.com Common Shares owned of record and beneficially by each individual (a total of 4,000,000 HomeSmart.com Common Shares) to Mr. Hamilton, as Trustee for the benefit of the Company. Also, on July 1, 2000, the Company granted to Mr. Riley options exercisable to purchase 1,000,000 HomeSmart.com Common Shares at exercise prices of $.50 and $2.00 per share, respectively (a total of 2,000,000 HomeSmart.com Common Shares), during the three-year period terminating on June 30, 2003. (See Part I, Item 6. "Executive Compensation" and Part II,
Item 4. "Recent Sales of Unregistered Securities.")

     Hamilton, Hamilton & Mah (the "Hamilton Firm"), a law firm of which Mr. Hamilton, the Secretary/Treasurer/Chairman of the Board of Directors and a controlling shareholder of the Company, is a partner, maintains its offices at the Company's facilities located in Cameron Park, California, pursuant to a month-to-month rental arrangement at a rate of $500 per month. (See Part I, Item
3. "Description of Property.") For the period from June 3 through December 31, 1999, and the six months ended June 30, 2000, the Company received the sums of $2,000 and $3,500, respectively, in rental income from the Hamilton Firm pursuant to this arrangement. Also, during the period from June 3 through December 31, 1999, and the six months ended June 30, 2000, the Company paid legal expenses in the amounts of $2,000 and $3,500, respectively, to the Hamilton Firm. Mr. Hamilton, as a controlling shareholder of the Company and a partner of the Hamilton Firm, has benefited, and stands to benefit in the future, directly or indirectly, from these related party transactions between the Company and the Hamilton Firm.

     During the six months ended June 30, 2000, Mr. Hamilton advanced a total of $30,000 to the Company for operating capital. While there is no formalized repayment plan or interest rate for the advances, they are expected to be short-term loans payable at such time as the Company raises sufficient additional capital.

     Because of their present management positions, organizational efforts and percentage share ownership of the Company, Messrs. Hamilton, Wilson and Riley may be deemed to be "parents" and "promoters" of the Company, as those terms are defined in the Securities Act of 1933, as amended, and the applicable General Rules and Regulations thereunder. Because of the above-described relationships, transactions between and among the Company, Messrs. Hamilton, Wilson and Riley and the Hamilton Firm, such as the sale of the Company's Common Stock to Messrs. Hamilton and Wilson and the grant of stock options to Mr. Riley as described hereinabove, should not be considered to have occurred at arm's-length.


Item 8.  Description of Securities.

Description of Capital Stock

     The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of non-voting preferred stock, no par value per share (the "Preferred Stock").

Description of Common Stock

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

     Dividend Policy. Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common Stock is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite #430, Denver, Colorado 80209.

Description of Preferred Stock
------------------------------

     Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have voting or preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.


                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a) Market Information.

     The Company's Common Stock is traded over-the-counter in the "Pink Sheets" under the symbol "HMXT." Set forth below are the high and low closing bid quotations in the over-the-counter market for the Common Stock as reported by the relevant market makers for the quarters ended September 30 and December 31, 1999, and March 31 and June 30, 2000. The high and low closing bid quotation for the Common Stock in the over-the-counter market reported by the relevant market makers on August 14, 2000, was $.38. Quotations represent inter-dealer quotations, without adjustment for retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

                                  2000                           1999
                           -------------------           -------------------
 Quarter Ended             High Bid    Low Bid           High Bid    Low Bid
----------------           --------    -------           --------    -------

Common Stock:
March 31                   $3.00        $2.00
June 30                     $.50         $.14
September 30                                              $6.00         $4.00
December 31                                               $4.00         $3.00

     (b) Holders.

     As of August 14, 2000, the Company had approximately 1,722 shareholders of record of its 22,465,040 issued and outstanding shares of Common Stock, no par value per share.

     (c) Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.

Item 2.  Legal Proceedings.

     The Company and HomeSmartUSA are defendants in that certain civil action, No. PC20000276, styled GO2 Net Inc., Plaintiff, v. HomeSmart USA a/k/a HomeSmart USA, Inc.; HomeSmart.com a/k/a HomeSmart. com, Inc.; John Wilson d/b/a HomeSmart USA; et. al., Defendants, filed in the Superior Court of the State of California, County of El Dorado. The Complaint seeks damages for indebtedness allegedly incurred within the last four years for goods sold and/or services rendered in the amount of $61,364.44, together with interest thereon at the rate of 10% per annum from September 15, 1999, and for certain costs. Management believes that the Company has a number of meritorious defenses to the action and intends to vigorously defend it on behalf of the Company. Except for the foregoing, the Company knows of no legal proceedings to which it or HomeSmartUSA is a party or to which any of its or HomeSmartUSA's property is the subject, which are pending, threatened or contemplated or any unsatisfied judgments against the Company or HomeSmartUSA.


Item 3.  Changes in and Disagreements with Accountants.

     Cordovano and Harvey, P.C., 201 Steele Street, Suite #300, Denver, Colorado 80206, has reported upon the Consolidated Balance Sheet of the Company and its wholly-owned subsidiary, HomeSmartUSA, as of December 31, 1999, and the related Consolidated Statements of Operations, Shareholders' Equity/Partners' Capital and Cash Flows for the years ended December 31, 1999, and 1998, and for the period from inception (February 1, 1997) through December 31, 1999, and has been appointed as the Company's independent accountant for the year ending December 31, 2000. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Cordovano & Harvey, P.C., through the date hereof.


Item 4.  Recent Sales of Unregistered Securities.

     On February 15, 1999, the Hamilton and Wilson partnership, the predecessor of HomeSmartUSA, entered into an agreement with VLDC Technologies, Inc. ("VLDC," formerly Virtual Lender.com, Inc.), Severna Park, Maryland, a publicly-held mortgage company, pursuant to which VLDC issued and sold certain shares of its common stock to Messrs. Hamilton and Wilson, the partners of the Partnership, in exchange for the assets of the Partnership, and certain consultants. On June 3, 1999, the Agreement was terminated. During the period from February 15 through June 3, 1999, the partners remained in control of the Partnership's assets and, accordingly, management believes that an economic transfer of the assets failed to occur. As a "break-up fee," in consideration and exchange for terminating the Agreement, the Company issued an aggregate of 2,346,000 restricted HomeSmart.com Common Shares in trust for the benefit of all of the shareholders of VLDC and 1,000,000 restricted HomeSmart.com Common Shares to VLDC (an aggregate of 3,346,000 restricted HomeSmart.com Common Shares). The sole purpose and economic substance of this transaction was to facilitate the termination of the Agreement. Litigation in connection with the Agreement, initiated by VLDC, was subsequently dismissed with prejudice on June 5, 2000. The Company relied upon the exemption from registration under Section 4(2) of the Securities Act in connection with the sale of the shares. To make the exemption available, the Company relied upon the fact the issuance and sale of the shares by the Company did not constitute a public securities offering. (See Part I, Item 1., (a) "Development of Business.")

     On June 3, 1999, the Company issued and sold 10,000 restricted HomeSmart.com Common Shares to each of Messrs. Douglas Spring and Warren Wilson (a total of 20,000 HomeSmart.com Common Shares) in consideration and exchange for loans and related accrued interest totaling $6,100 and $5,717, respectively

(a total of $11,817); which funds were used by the Partnership for working capital and equipment purchases in 1997. The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act in connection with the sales of the shares. The Company relied upon the fact that the issuance and sale of the shares of Common Stock by the Company did not constitute a public securities offering, to make the exemption available.

     On July 19, 1999, the Company issued and sold to a total of thirty-nine shareholders, pursuant to that certain Stock Purchase and Exchange Agreement dated July 19, 1999 (the "Stock Exchange Agreement"), an aggregate of 16,117,000 restricted HomeSmart.com Common Shares, constituting approximately 71.7% of the 22,465,040 presently issued and outstanding HomeSmart.com Common Shares, in consideration of the exchange therefor of 16,117,000 outstanding HomeSmartUSA Common Shares, constituting 100% of the issued and outstanding HomeSmartUSA Common Shares, of HomeSmartUSA, Inc., formerly HomeSmart.com, Inc (sic), owned of record, collectively, by said thirty-seven shareholders. The Stock Exchange Agreement mistakenly provides that 16,385,000 HomeSmart.com Common Shares were issued in consideration of the exchange of 16,385,000 HomeSmartUSA Common Shares when, in fact, 16,117,000 HomeSmart.com Common Shares were issued in consideration of the exchange of 16,117,000 HomeSmartUSA Common Shares. Further, Mr. Jared C. Brandt and Ms. Linda Shuls, as trustee for HomeSmart agents, were mistakenly listed as parties to the Stock Exchange Agreement. The Company is in the process of circulating for execution an agreement amending the Stock Exchange Agreement to correct the aforementioned inaccuracies. Immediately following the consummation of the "reverse acquisition" transaction, HomeSmartUSA became a wholly-owned subsidiary of the Company. The transaction was consummated as a "tax-free" reorganization as contemplated by the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended. The Company claimed, in connection with each said transaction whereby the Company exchanged restricted HomeSmart.com Common Shares for all of the outstanding HomeSmartUSA Common Shares on the basis of one HomeSmart.com Common Share for each HomeSmartUSA Common Share, upon the exemption from registration provided under Section 4(2) of the Act. The facts relied upon by the Company to make the exemption available include the following: (i) each said transaction, involving the exchange of HomeSmart.com Common Shares for HomeSmartUSA Common Shares, did not constitute a public securities offering by the Company; (ii) Messrs. John J. Wilson and A.L. Hamilton were executive officers, directors and controlling shareholders of the Company at the time of the "reverse acquisition" transaction; and (iii) certain of the balance of the thirty-five shareholders were "accredited investors," as that term is defined under Rule 215 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, at the time of the consummation of the transaction. (See Part I, Item 1., (a) "Development of Business," Item 6. "Executive Compensation," and Item 7. "Certain Relationships and Related Transactions.")

     On June 3, 1999, the Company issued and sold 250,000 restricted HomeSmart.com Common Shares to Mr. Jared C. Brandt, 100,000 of which shares were issued in consideration for the sale by Mr. Brandt to the Company of the real property located at 2976 Alhambra Drive, Cameron Park California, together with the 4,000 square foot office building (in which the Company's executive offices are situated) and certain telecommunications equipment located on the real property and the 3,000 square foot aircraft hangar located beneath the building, valued, altogether, at Mr. Brandt's historical cost basis of $277,173, and 150,000 of which shares were issued in consideration for the use of the building and certain building maintenance and other services by Hamilton and Wilson, the de facto California general partnership commenced in February 1997 by Messrs. Hamilton and Wilson as the general partners, valued at $147,534 prior to the Company's acquisition of the real property. The Company relied upon the exemption from registration afforded by Section 4(2) of the Securities Act in connection with the sale of the shares. To make the exemption available, the Company relied upon the fact that the issuance and sale of the shares by the

Company did not constitute a public securities offering together with the fact that Mr. Brandt is an accredited investor. (See Part I, Item 3. "Description of Property.")

     On November 11, 1999, the Company issued and sold 100,000 restricted HomeSmart.com Common Shares to Mr. Richard Dixon in consideration for certain accounting services performed on behalf of the Company valued at $150,000. The Company relied upon the exemption from registration under Section 4(2) of the Securities Act in connection with the sale of the shares. To make the exemption available, the Company relied upon the fact that the issuance and sale of the shares by the Company did not constitute a public securities offering together with the fact that Mr. Dixon is an accredited investor and was, on November 11, 1999, the co-owner of an accounting firm then performing certain accounting services for the Company.

     On January 10, 2000, the Company issued and sold 100,000 restricted HomeSmart.com Common Shares to National Capital Asset Group, Inc., Oklahoma City, Oklahoma, in consideration for the performance by National Capital of certain consulting services on behalf of the Company valued at $125,000. The Company relied, in connection with the sale of the HomeSmart.com Common Shares, upon the exemption from registration afforded by Section 4(2) of the Securities Act. The Company relied upon the fact that the issuance and sale of the shares by the Company did not constitute a public securities offering together with the fact that National Capital Asset Group, Inc., is an accredited investor, to make the exemption available.

     On July 1, 2000, the Company granted to Mr. Riley options exercisable to purchase 1,000,000 HomeSmart.com Common Shares at exercise prices of $.50 and $2.00 per share, respectively (a total of 2,000,000 HomeSmart.com Common Shares), during the three-year period terminating on June 30, 2003. (See Part I,
Item 6. "Executive Compensation" and Item 7. "Certain Relationships and Related Transactions.") The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act in connection with the issuance of the options. The Company relied upon the fact that the issuance of the options by the Company did not constitute a public securities offering together with the fact that Mr. Riley was serving as the President and a director of the Company on July 1, 2000, to make the exemption available.


Item 5.  Indemnification of Directors and Officers.

     Article XIII of the Company's Articles of Incorporation, as amended, contains provisions providing for the indemnification of directors and officers of the Company as follows:

     The Board of Directors of the Corporation shall have the power to:

     A. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

     B. Indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of the Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation; but no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     C. Indemnify a Director, officer, employee or agent of the Corporation to the extent that such person has been successful on the merits in defense of any action, suit or proceeding referred to in Subparagraph A or B of this Article or in defense of any claim, issue, or matter therein, against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     D. Authorize indemnification under Subparagraph A or B of this Article (unless ordered by a court) in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in said Subparagraph A or B. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or, if such a quorum is not obtainable or even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or by the shareholders.

     E. Authorize payment of expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding as authorized in Subparagraph D of this Article upon receipt of an undertaking by or on behalf of the Director, officer, employee or agent to repay such amount unless it is ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

     F. Purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provision of this Article.

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under these Articles of Incorporation, and the Bylaws, agreements, vote of the shareholders or disinterested directors or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of heirs, executors and administrators of such a person.

     Article X of HomeSmartUSA's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

     The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation or, while serving as a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other individual or entity or of an employee benefit plan. The Corporation shall also indemnify any person who is serving or has served the Corporation as director, officer, employee, fiduciary, or agent, and that person's estate and personal representative, to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

     Neither the Company nor HomeSmartUSA has any agreements with any of its directors or executive officers providing for indemnification of any such persons with respect to liability arising out of his capacity or status as an officer and/or director.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company or HomeSmartUSA as to which indemnification is being sought.


                                    PART F/S

     The Consolidated Financial Statements of HomeSmart.com, Inc., and its wholly-owned subsidiary, HomeSmartUSA, Inc., required by Regulation SB commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.


                                    PART III

Item 1.  Index to Exhibits.

 Item
Number                                 Description
------                                 -----------

 3.1*     Articles of Incorporation of CPC Office Systems, Inc., filed July 14,
          1995.

 3.2* Articles of Amendment to the Articles of Incorporation of CPC Office Systems, Inc., filed July 19, 1999.

 3.3*     Bylaws of CPC Office Systems, Inc.

 3.4*     Articles of Incorporation of HomeSmart.com, Inc, filed June 3, 1999.

 3.5* Articles of Amendment to the Articles of Incorporation of HomeSmart. com, Inc, filed July 19, 1999.

 3.6*     Bylaws of HomeSmart.com, Inc

10.0* Stock Purchase and Exchange Agreement dated July 19, 1999, among HomeSmart.com, Inc., on the one hand, and HomeSmartUSA, Inc., and Rico Adamo, Tim Bolin, Gordon and Joan Bourne, John Bowen, Jared Brandt, William Brody, Rob Burriesci, John Coombs, Ray Daddario, Susan Evans, Jamie Farrell, Paul Gienger, Lou Getman, Dina Guillen, A.L. Hamilton,

          Rosalie Hamilton, John Hertle, Jim Howeson, Elise Jackson, Bill Karr, John Kuntz, Dave Leonhard, Alma Lynch, Jim Murphy, Tony Nanci, Marion Pollard, Brent Powell, Patrick Shannahan, Linda Shuls, Linda Shuls, as trustee for HomeSmart agents, Doug Spring, Mike Stafford, Bev Waters, Bruce Waters, Mike Wilcox, Brandon Wilson, John Wilson, Warren Wilson and Sharon Yofan, on the other hand.

------------------------

         *Filed herewith.


Item 2.  Description of Exhibits.

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              HOMESMART.COM, INC.
                                                     (Registrant)




Date:    August 24, 2000                   By: /s/  John F. Riley
                                              ------------------------------
                                              John F.Riley, President and Chief
                                              Executive Officer



Date:    August 24, 2000                   By: /s/  A. L. Hamilton
                                              ------------------------------
                                              A.L. Hamilton, Secretary,
                                              Treasurer and Chairman of the
                                              Board of Directors

                              HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                         (A Development Stage Company)

                   Index to Consolidated Financial Statements


Homesmart.Com, Inc.
-------------------

Report of independent accountants ........................................  F-2

Consolidated balance sheets, December 31, 1999, and
     June 30, 2000 (unaudited) ...........................................  F-3

Consolidated statements of operations, for the years
    ended December 31, 1999 and 1998, for the period
    from February 1, 1997 (inception)  through December 31,
    1999, for the six months ended June 30, 2000 and
    1999 (unaudited), and for the period from
    February 1, 1997 (inception) through June 30, 2000 (unaudited) .......  F-4

Consolidated statement of shareholders' deficit, from
    February 1, 1997 (inception) through June 30, 2000 (unaudited) .......  F-5

Consolidated statements of cash flows, for the years ended
    December 31, 1999 and 1998, for the period from
    February 1, 1997 (inception)  through December 31,
    1999, for the six months ended June 30, 2000 and 1999
    (unaudited), and for the period from February 1, 1997
    (inception) through June 30, 2000 (unaudited) ........................  F-7

Notes to consolidated financial statements ...............................  F-9


CPC Office Systems, Inc.
------------------------

Report of Independent accountants.........................................  F-19

Balance sheet, July 18, 1999 and December 31, 1998........................  F-20

Statements of operations, for the period from January 1, 1999 through July 18, 1999, for the years ended
      December 31, 1998 and 1997, and from July 14, 1995
      (inception) through July 18, 1999...................................  F-21

Statement of shareholders' equity, from July 14, 1995 (inception)
      through july 18, 1999...............................................  F-22

Statements of cash flows, for the period from January 1, 1999 through July 18, 1999, for the years ended
      December 31, 1998 and 1997, and from July 14, 1995
      (inception) through July 18, 1999...................................  F-23

Notes to financial statements.............................................  F-24


Pro Forma Financial Information
-------------------------------

Pro Forma Introduction ...................................................  F-27

Notes to Pro Forma Condensed, Combined Financial Information .............  F-28

Pro Forma Condensed, Combiend Statement of Operations, for
      the year ended December 31, 1999 ...................................  F-29

To the Board of Directors and Shareholders
HomeSmart.com, Inc. and subsidiary


                        REPORT OF INDEPENDENT ACCOUNTANTS


We have audited the accompanying consolidated balance sheet of HomeSmart.com, Inc. and subsidiary (the "Company") as of December 31, 1999, and the related consolidated statements of operations, shareholders' deficit and cash flows for each of the years in the two year period then ended and from February 1, 1997 (date of inception) through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of HomeSmart.com, Inc. and subsidiary as of December 31, 1999, and the results of their operations and their cash flows for each of the years in the two year period then ended and from February 1, 1997 (date of inception) through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company has significant operating losses and a deficit in working capital at December 31, 1999. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





Cordovano and Harvey, P.C.
Denver, Colorado
March 31, 2000

                                              HOMESMART.COM, INC.
                                        (Formerly Homesmart USA, Inc.)
                                         (A Development Stage Company)
                                          CONSOLIDATED BALANCE SHEETS
                                                                                     December 31,           June 30,
                                                                                        1999                  2000
                                                                                     ------------           ---------
                                                                                                           (unaudited)
                                                    ASSETS

Cash ......................................................................          $   110,464            $     2,695
Property and equipment, net of accumulated
   depreciation of $10,317 and $18,852
   (unaudited), respectively (Note D) .....................................              310,118                301,583
Intangible assets (Note B):
   Domain name, net of accumulated amortization
     of $350 and $610 (unaudited), respectively ...........................                2,250                  1,990
   Web site, net of accumulated amortization of
     $3,307 and $6,613 (unaudited), respectively ..........................               16,533                 13,227
                                                                                     -----------            -----------

    Total assets ..........................................................          $   439,365            $   319,495
                                                                                     ===========            ===========


                                LIABILITIES AND SHAREHOLDERS' DEFICIT

Accounts payable ..........................................................              259,913                136,680
Due to America Online, Inc. (Note H) ......................................              354,257                354,257
Network services payable ..................................................                 --
Related party advances payable (Note C) ...................................                 --                   30,000
Other accrued expenses ....................................................               40,553                 48,469
Short-term debt, less unamortized discount
   of $15,000 (unaudited) (Note E) ........................................                 --                  215,000
                                                                                     -----------            -----------

     Total liabilities ....................................................              654,723                784,406
                                                                                     -----------            -----------
Shareholders' deficit (Note G):
   Preferred stock, no par value; 5,000,000 shares authorized;
     -0- and -0- shares issued and outstanding, respectively ..............                 --                     --
   Common stock, no par value; 50,000,000 shares authorized;
     22,781,000, and 22,881,000 (unaudited) shares issued
     and outstanding, respectively ........................................              851,691                976,691

   Deficit accumulated during development stage ...........................           (1,067,049)            (1,441,602)
                                                                                     -----------            -----------

     Total shareholders' deficit ..........................................             (215,358)              (464,911)
                                                                                     -----------            -----------

                                                                                     $   439,365            $   319,495
                                                                                     ===========            ===========


             The accompanying notes are an integral part of these consolidated financial statements.

                                                 F-3


                                                       HOMESMART.COM, INC.
                                                 (Formerly Homesmart USA, Inc.)
                                                  (A Development Stage Company)
                                              CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                      February 1, 1997                              February 1, 1997
                                                                        (inception)     For the Six Months Ended        (inception)
                                       For the Years Ended December 31,   through               June 30,                 through
                                       -------------------------------- December 31,    -------------------------        June 30,
                                            1999            1998            1999           2000            1999            2000
                                       ------------    ------------    ------------    ------------    ------------    ------------
                                                                                       (unaudited)     (unaudited)      (unaudited)

Gross sales and net revenues .......   $     33,311    $    229,222    $    278,883    $      3,444    $     30,645    $    282,327
                                       ------------    ------------    ------------    ------------    ------------    ------------

Operating costs and expenses:
  Cost of sales and revenues .......         93,510         112,638         228,396          63,112          48,848         291,508
  Sales and marketing ..............        424,541         346,432         773,224          43,368         245,648         816,592
  General and administrative .......        780,812         498,062       1,454,519         130,417         316,832       1,584,936
  Stock-based compensation -
   consulting (Note G) .............        150,000            --           150,000         125,000            --           275,000
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Total costs and expenses .........      1,448,863         957,132       2,606,139         361,897         611,328       2,968,036
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Loss from operations .............     (1,415,552)       (727,910)     (2,327,256)       (358,453)       (580,683)     (2,685,709)

Interest expense ...................         (5,315)        (11,040)        (17,273)        (19,600)        (11,908)        (36,873)

Other income (expense):
  Rental income, related party
   (Note C) ........................          2,000            --             2,000           3,500            --             5,500
  Stock-based compensation -
   failed merger (Note G) ..........        (50,000)           --           (50,000)           --              --           (50,000)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Loss before income taxes .........     (1,468,867)       (738,950)     (2,392,529)       (374,553)       (592,591)     (2,767,082)

Provision (benefit)
  for income taxes:
  Current benefit ..................        544,300            --           544,300         138,794            --           683,094
  Deferred expense .................       (544,300)           --          (544,300)       (138,794)           --          (683,094)
                                       ------------    ------------    ------------    ------------    ------------    ------------
  Net loss .........................   $ (1,468,867)   $   (738,950)   $ (2,392,529)   $   (374,553)   $   (592,591)   $ (2,767,082)
                                       ============    ============    ============    ============    ============    ============
Earnings per share of common
  stock ............................          (0.08)                                          (0.02)
                                       ============                                    ============

Weighted average number of
  common shares outstanding ........     18,868,071                                      22,381,000      14,158,000
                                       ============                                    ============    ============

Pro forma financial information:
  Pro forma officer distributions ..   $   (192,889)   $   (102,197)                                   $   (192,889)
  Pro forma provision for
   income taxes                                --              --                                              --
                                       ------------    ------------                                    ------------
  Pro forma net loss ...............   $ (1,661,756)   $   (841,147)                                   $   (785,480)
                                       ============    ============                                    ============
  Pro forma basic and diluted
   earnings per share of
   common stock ....................         (0.09)          (0.06)                                           (0.06)
                                      ============    ============                                     ============
  Pro forma weighted average number
   of common shares outstanding ....                    14,158,000
                                                      ============


                              The accompanying notes are in integral part of these financial statements

                                                                F-4

                                                        HOMESMART.COM, INC;
                                                  (Formerly Homesmart USA, Inc.)
                                                   (A Development Stage Company)
                                         CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT
                                                                                                           Deficit
                                                                                                         Accumulated
                                                       Preferred Stock             Common Stock           During the
                                         Partners'   ---------------------   -------------------------   Development
                                          Capital       Shares   Amount        Shares       Amount          Stage         Total
                                          -------       ------   ------        ------       ------          -----         -----
   Balance, February 1, 1997
    (inception) ....................   $      --     $    --     $    --     $      --     $      --      $      --     $      --
Net loss ...........................      (184,712)       --          --            --            --             --        (184,712)
Contributions ......................        31,281        --          --            --            --             --          31,281
Distributions ......................       (11,253)       --          --            --            --             --         (11,253)
                                       -----------   ---------   ---------   -----------   -----------    -----------   -----------
   Balance, December 31, 1997 ......      (164,684)       --          --            --            --             --        (164,684)
Net loss ...........................      (738,950)       --          --            --            --             --        (738,950)
Contributions ......................       385,288        --          --            --            --             --         385,288
Distributions ......................      (102,197)       --          --            --            --             --        (102,197)
                                       -----------   ---------   ---------   -----------   -----------    -----------   -----------
   Balance, December 31, 1998 ......      (620,543)       --          --            --            --             --        (620,543)
Contributions ......................     1,105,967        --          --            --            --             --       1,105,967
Distributions ......................      (192,889)       --          --            --            --             --        (192,889)
Net loss prior to reorganization ...      (401,818)       --          --            --            --             --        (401,818)
Reorganization from a Partnership ..          --          --
   to a corporation (Note A) .......   $   109,283        --          --      14,158,000      (109,283)          --            --
                                       ===========
Deferred taxes relating to the
   reorganization (Note E) .........                      --          --            --            --            --             --
Shares issued in exchange for the
   partnership's debt
   conversion (Note G) .............                      --          --          20,000        11,817          --           11,817
Common stock issued to related
   party in exchange for liabilities
   of the Partnership, valued at the
   fair value of the liabilities
   (Note C) ........................                      --          --         150,000       147,534          --          147,534
Common stock issued in exchange for
   liabilities of the Partnership,
   valued at the fair value of the
   liabilities (Note G) ............                                           1,807,000       315,790                      315,790
Common stock issued in exchange for
   property (Notes C and G) ........                                             100,000       277,173                      277,173


                      The accompanying notes are an integral part of thee consolidated financial statements.

                                                      F-5




                                                        HOMESMART.COM, INC;
                                                  (Formerly Homesmart USA, Inc.)
                                                   (A Development Stage Company)
                                         CONSOLIDATED STATEMENT OF SHAREHOLDERS' DEFICIT
                                                                                                           Deficit
                                                                                                         Accumulated
                                                       Preferred Stock             Common Stock           During the
                                         Partners'   ---------------------   -------------------------   Development
                                          Capital       Shares   Amount        Shares       Amount          Stage         Total
                                          -------       ------   ------        ------       ------          -----         -----

Merger with CPC Office
 Systems, Inc. (Note A)..................                --           --       2,600,000        8,660          --            8,660
Common stock issued to settle
   failed merger dispute
   (Note G) .............................                --           --       3,346,000       50,000          --           50,000
Common stock issued in exchange
   for services, valued at the
   market price of the
   common stock (Note G) ................                --           --         100,000      150,000          --          150,000
Net loss ................................                --           --            --           --      (1,067,049)    (1,067,049)
                                                       --------   --------   -----------  -----------   -----------    -----------
   Balance, December 31, 1999 ...........                --           --      22,281,000      851,691    (1,067,049)      (215,358)
Common stock issued in exchange
   for services, valued at the
   market price of the common
   stock (unaudited) (Note G) ...........                --           --         100,000      125,000          --          125,000

Net loss (unaudited) ....................                --           --            --           --        (374,553)      (374,553)
                                                       --------   --------   -----------  -----------   -----------    -----------
   Balance, June 30, 2000 (unaudited) ...                --       $   --      22,381,000  $   976,691   $(1,441,602)   $  (464,911)
                                                       ========   ========   ===========  ===========   ===========    ===========


                        The accompanying notes are an integral part of these consolidated financial statements.

                                                          F-6



                                                           HOMESMART.COM, INC.
                                                     (Formerly Homesmart USA, Inc.)
                                                      (A Development Stage Company)
                                                  CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                            February 1,    For the Six Months Ended      February 1,
                                                                               1997       ---------------------------       1997
                                          For the Years Ended December 31,  (inception)            June 30,              (inception)
                                          -------------------------------   December 31,  ---------------------------      June 30,
                                                 1999           1998           1999           2000           1999          2000
                                                 ----           ----           ----           ----           ----          ----
                                                                                          (unaudited)     (unaudited)   (unaudited)
Cash flows from operating activities:
   Net loss ..............................   $(1,468,867)   $  (738,950)   $(2,392,529)   $  (374,553)   $  (592,591)   $(2,767,082)
   Adjustments to reconcile net
    loss to net cash used in
    operating activities:
     Depreciation and amortization .......        13,241            883         14,611         12,101          4,312         26,712
     Common stock exchanged
      for services .......................       150,000           --          150,000        125,000        107,028        275,000
     Common stock issued
     in failed merger
     (Note G) ............................        50,000           --           50,000           --             --           50,000
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                              (1,255,626)      (738,067)    (2,177,918)      (237,452)      (481,251)    (2,415,370)

 Changes in current assets
  and liabilities:
     Accounts receivable and other
     current assets ......................         2,216         (1,306)          --             --            1,400           --
     Accounts payable and accrued
      expenses ...........................       465,218        487,801      1,137,887         70,683        173,559      1,208,570
                                             -----------    -----------    -----------    -----------    -----------    -----------
     Net cash flow (used in)
      operating activities ...............      (788,192)      (251,572)    (1,040,031)      (166,769)      (306,292)    (1,206,800)
                                             -----------    -----------    -----------    -----------    -----------    -----------

Cash flows from investing
  activities:
   Purchase of equipment .................       (18,010)        (7,395)       (43,262)          --          (29,907)       (43,262)
   Purchase of intangible assets .........       (22,440)          --          (22,440)          --             --          (22,440)
                                             -----------    -----------    -----------    -----------    -----------    -----------
   Net cash flow (used in)
    investing activities .................       (40,450)        (7,395)       (65,702)          --          (29,907)       (65,702)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Cash flows from financing
  activities:
   Partners' contributions ...............     1,105,967        385,288      1,522,536           --        1,105,967      1,522,536
   Partners' distributions ...............      (192,889)      (102,197)      (306,339)          --         (192,889)      (306,339)
   Proceeds from related party
    advances (Note C) ....................          --             --             --           30,000           --           30,000
   Proceeds from note payable
    (Note E) .............................          --             --             --           29,000           --           29,000
                                             -----------    -----------    -----------    -----------    -----------    -----------
   Net cash flow provided by
    financing activities .................       913,078        283,091      1,216,197         59,000        913,078      1,275,197
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net change in cash .......................        84,436         24,124        110,464       (107,769)       576,879          2,695

Cash at beginning of period ..............        26,028          1,904           --          110,464         26,028           --
                                             -----------    -----------    -----------    -----------    -----------    -----------
     Cash at end of period ...............   $   110,464    $    26,028    $   110,464    $     2,695    $   602,907    $     2,695
                                             ===========    ===========    ===========    ===========    ===========    ===========



                              The accompanying notes are an integral part of these financial statements.

                                                                F-7




                                                           HOMESMART.COM, INC.
                                                     (Formerly Homesmart USA, Inc.)
                                                      (A Development Stage Company)
                                                  CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                              February 1,   For the Six Months Ended   February 1,
                                                         For the Years        1997         --------------------------      1997
                                                       Ended December 31,  (inception)              June 30,            (inception)
                                                      -------------------   December 31,   --------------------------    June 30,
                                                         1999        1998       1999           2000           1999         2000
                                                         ----        ----       ----           ----           ----        ----

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for:
   Interest .......................................   $     --       $ --      $     --       $   4,600     $    --       $    --
                                                      ==========     =====     ==========     =========     =========     =========
   Income taxes ...................................   $     --       $ --      $     --       $    --       $    --       $    --
                                                      ==========     =====     ==========     =========     =========     =========

Non-cash investing and financing
  activities:
   14,158,000 shares of common stock
      issued in reorganization
      from partnership
      to corporation (Note A) .....................   $ (109,283)    $ --      $ (109,283)    $    --       $    --       $(109,283)
                                                      ==========     =====     ==========     =========     =========     =========
   20,000 shares of common stock
     issued in exchange for
     partnership's debt conversion
    (Note G) ......................................   $   11,817     $ --      $   11,817     $    --       $    --       $  11,817
                                                      ==========     =====     ==========     =========     =========     =========

   100,000 shares of common stock
     issued for property (Notes C and G) ..........   $  277,173     $ --      $  277,173     $    --       $ 277,173     $ 277,173
                                                      ==========     =====     ==========     =========     =========     =========

   Common stock issued for
     liabilities of the partnership
     (Notes C,G) ..................................   $  463,324     $ --      $  463,324     $    --       $    --       $ 463,324
                                                      ==========     =====     ==========     =========     =========     =========

   Current liabilities satisfied
      with issuance of
     promissory note (Note E) .....................   $     --       $ --      $     --       $ 171,000     $    --       $ 171,000
                                                      ==========     =====     ==========     =========     =========     =========


                                The accompanying notes are an integral part of these financial statements.

                                                                  F-8

                               HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE A: NATURE OF ORGANIZATION

Description of Organization, Recent Reorganization and Recapitalization

HomeSmart.com, Inc. and its predecessor, the Partnership of Hamilton and Wilson, (collectively referred to as the "Company") is a start-up entity planning to provide real estate and related services via the Internet. The Company's products under development include a web publication that will serve both consumers and the real estate industry through a comprehensive real estate Internet site. The principle business activities of the Company to date have included rolling out a new service introducing real estate agents to potential home buyers through the Company's website. The Company provided exclusive referral territories to real estate agents and referred potential home buyers those real estate agents. This program was discontinued effective January 1, 2000. The Company's corporate office is located in Cameron Park, California.

The Company was incorporated in Colorado in July 1995 as CPC Office Systems, Inc. and changed its name to HomeSmart.com, Inc. in July 1999. Its wholly owned subsidiary, formally known as HomeSmart.com, Inc. and now known as Homesmart USA, Inc. was incorporated in Colorado in June 1999. Homesmart USA, Inc. is the successor to Hamilton and Wilson, (the "Partnership"), formed in California in February 1997.

Effective June 3, 1999, the partners incorporated Homesmart USA, Inc., (USA) and exchanged 100 percent of their interests in the Partnership for 14,158,000 shares of the common stock of the newly formed corporation. This transaction was a reorganization of entities under common control, and accordingly, it was accounted for at historical cost.

On July 19, 1999, USA exchanged 100 percent of its outstanding shares of common stock for 16,385,000 shares of common stock of CPC Office Systems, Inc. (CPC). This acquisition has been treated as a recapitalization of USA with CPC the legal parent company. Simultaneously, CPC changed its name to HomeSmart.com, Inc. Since CPC had, prior to the recapitalization, no assets or operations, the recapitalization has been accounted for as the sale of 2,600,000 shares of USA common stock for the net assets of CPC. Costs of the transaction have been charged to the period.

Liquidity and going concern

The Company has devoted substantially all of its efforts since inception to the research and development of its web site address homesmart.com and to financing matters. The Company is in the development stage embarking on a new venture. To date, the Company's product sales and service revenues have been insignificant. The Company has limited capital with which to pursue its business plan. The Company's technology is unproven and will take additional resources to perfect. The success of the Company's homesmart.com web site is dependent on attracting and retaining qualified content providers. The Company has not gained market acceptance for any of its products and there can be no assurance that the Company will be able to gain such acceptance in the future, that future sales and revenues will be significant, that any sales will be profitable, or that the Company will have sufficient funds available to research and develop its proposed products and services.

                               HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Inherent in the Company's business are various risks and uncertainties, including its limited operating history, historical operating losses, and the limited history of the sale of goods and services via the Internet. The Company's future success will be dependent upon its ability to provide effective and competitive real estate services, the continued acceptance of the Internet for e-commerce, and the Company's ability to develop and provide new services that meet customers changing requirements, including the effective use of leading technologies and to influence and respond to emerging industry standards and other technological changes on a timely and cost-effective basis.

The likelihood of the success of the Company will also depend upon its ability to raise sufficient capital to overcome the problems and risks described in the first paragraph, to absorb the expenses and delays frequently encountered in the operation of a new business, and to succeed in the competitive environment in which it will be operating.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As previously discussed, the Company is a development stage company with insignificant revenue through December 31, 1999, and has incurred losses of $1,468,867 and $738,950 for the years ended December 31, 1999 and 1998, respectively. For the period from February 1, 1997 (inception) through December 31, 1999 and for the period from February 1, 1997 (inception) through June 30, 2000, the Company has had losses of $2,392,529 and $2,767,082 (unaudited), respectively. This factor among others may indicate that the Company will be unable to continue as a going concern.

Management believes that the Company is not a viable candidate for commercial bank debt financing due to its lack of operating history and the small amount of its tangible assets. The Company will rely on additional private funding and the sale of its common stock subsequent to the filing of its registration statement on Form 10-SB to finance operations through completion of the development stage. There is no assurance that the Company's proposed financing plan will be successful, that it will meet the objectives of its business plan, or that it will be successful in obtaining additional financing.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability.

NOTE B:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All intercompany accounts have been eliminated. The consolidated financial statements, insofar as they relate to periods from February 1, 1997 through June 3, 1999, are those of the Partnership. The Company's financial statements are prepared in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards (SFAS) No. 7 "Accounting for Development Stage Enterprises".

                               HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 1999 or June 30, 2000 (unaudited).

Fair Value of Financial Instruments

The Company believes that the carrying value of financial instruments on the balance sheet approximates their fair value.

Property, Equipment and Depreciation

Property and equipment are stated at cost. Depreciation is computed, for financial reporting purposes, over the estimated useful life of the assets using the straight-line method:

Building and improvements .....................................   30 years
Furniture and equipment .......................................    5 years

Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations.

Intangible Assets

Software Development Costs
The cost of developing and implementing its website database and related software is expensed until the Company has determined that the web site and related software will result in probable future economic benefits and management has committed to funding the project. Thereafter, all direct external implementation costs and purchased software costs are capitalized and amortized using the straight-line method over the remaining estimated useful lives, not exceeding five years. The Company capitalized website database costs of $19,840 and $-0-, respectively in the accompanying financial statements for the years ended December 31, 1999 and 1998. A total of $19,840 was capitalized as website database costs during the period from February 1, 1997 through December 31, 1999. No software development costs were capitalized prior to January 1, 1999 as the Company had not yet adopted SOP 98-1. The Company also did not capitalize any software development costs during the six months ended June 30, 2000 (unaudited). Amortization on the website database for the year ended December 31, 1999 and for the six months ended June 30, 2000 was $3,307 and $3,306 (unaudited), respectively.

                               HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Domain Name
Remaining intangible assets consist of the cost to acquire the domain name Homesmart.com and is being amortized over sixty months. Amortization expense for the year ended December 31, 1999 and 1998 and for the six months ended June 30, 2000 was $350, $150, and $260 (unaudited), respectively.

Impairment of Long-lived Assets and Certain Identifiable Intangibles

The Company evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Statement No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Revenue Recognition Policy

Revenues, consisting principally of fees paid by real estate agents for web pages and exclusive referral territories, are recognized when earned. Other revenues consisting of referral fees from real estate agents for home sales, are recognized at closing.

Sales and Marketing Costs

Sales and marketing expense includes the costs to acquire and retain customers, advertising and other general sales and marketing costs. The Company expenses the cost of advertising its services as incurred.

Start-up Costs

Costs related to the organization of the Company have been expensed as incurred.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount on the financial statements. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted law. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in the deferred tax assets and liabilities.

                               HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In tax years prior to June 3, 1999, the Company operated as a partnership, and therefore was exempt from taxation in accordance with the partnership provisions of the Internal Revenue Code (the "Code"). Under the partnership provisions of the Code, the partners of Homesmart USA include their share of the partnership's income on their personal tax returns. Accordingly, Homesmart USA was not subject to Federal and state income taxes during the period from February 1, 1997 through December 31, 1997, the year ended December 31, 1998, and the period from January 1 through June 2, 1999.

For periods prior to the revocation of its partnership status, the pro forma income tax information included in statements of operations is presented in accordance with SFAS No. 109 as if the Company had been subjected to Federal and state income taxes for the period from February 1, 1997 through December 31, 1997, the year ended December 31, 1998, and the period from January 1 through June 2, 1999.

Pro Forma Loss per Common Share

The Company reports pro forma loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents and preferred stock dividends. Diluted loss per share uses the average market price per share when applying the treasury stock method in determining common stock equivalents. Pro froma loss per common share is calculated by dividing the pro forma net loss by the weighted average number of share outstanding for the period. As of December 31, 1999 and June 30, 2000 (unaudited) there were no warrants, options, or common stock equivalents outstanding.

Pro Forma Weighted Average Number of Shares Outstanding

Pro forma weighted average common shares outstanding for the year ended December 31, 1998 represent the weighted average number of common shares issued in the Reorganization.

Stock-based Compensation

The Company accounts for stock-based compensation arrangements in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," (SFAS 123) which permits the use of either a fair value based method or permits the continued use of the intrinsic value method as defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Companies that elect to continue to apply the method provided in APB 25 are required to disclose the pro forma net income and earnings per share that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of the stock-based compensation arrangements under the provisions of APB 25. However, there was no effect on net loss or loss per share. Accordingly, the pro forma disclosures required under SFAS 123 are not provided.

Recent Accounting Pronouncements

The Company has adopted the provisions of SFAS No. 130 "Reporting Comprehensive Income". SFAS No. 130 requires the Company to report in its financial statements, in addition to its net income (loss), comprehensive income (loss), which includes all changes in equity during a period from non-owner sources including, as applicable, foreign currency items, minimum liability adjustments and unrealized gains and losses on certain investments in debt and equity securities. There were no differences between the Company's comprehensive income
(loss) and net income (loss) as reported.

                               HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 is based on the "management" approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and holds long-lived assets, and its major customers. The Company has determined that it does not have any separately reportable business segments.

In June 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," which requires additional disclosures about pension and other post-retirement benefit plans, but does not change the measurement or recognition of those plans. The Company has determined that there is no impact, of adopting SFAS No. 132.

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides guidance for determining whether computer software is internal-use software and on accounting for the proceeds of computer software originally developed or obtained for internal use and then subsequently sold to the public. It also provides guidance on capitalization of costs incurred for computer software developed or obtained for internal use. The Company adopted the provisions of SOP 98-1 on January 1, 1999.

In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued. SFAS No. 133 establishes accounting and reporting for derivative instruments, including derivative instruments imbedded in other contracts, and for hedging activities. SFAS No. 133 requires an entity to recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement is not expected to materially affect the Company. The Company currently has no derivative instruments and does not engage in hedging activities.

In June 1999, SFAS No. 137 was issued to amend the implementation date for SFAS No. 133 to be effective for all quarters of all fiscal years beginning after June 15, 2000. This statement is not expected to materially affect the Company.

Unaudited  Financial Information

The financial statements as of June 30, 2000, the six months ended June 30, 2000 and 1999, and for the period of February 1, 1997 (inception) through June 30, 2000 are unaudited, and certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring items, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim financial statements have been included. The results of operations for the interim period are not necessarily indicative of the results for an entire fiscal year.

                               HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentration of Credit Risk

For the years ended December 31, 1999 and 1998 and from February 1, 1997 (inception) through December 31, 1999, three vendors collectively represented approximately 27 percent, 26 percent, and 24 percent, respectively, of the Company's purchases. For the three months ended June 30, 2000 and 1999, and for the period from February 1, 1997 (inception) through June 30, 2000, those same three vendors collectively represented approximately 15 percent, 21 percent, and 32 percent, respectively of the Company's purchases (unaudited).

NOTE C: RELATED PARTY TRANSACTIONS

The Partnership was funded through private capital contributions. The principle source of that capital was loans to the Partners from their friends and relatives. No formal terms were documented. The Partners generally settled these loans with shares of their own common stock of the Company, acquired in the recapitalization described in Note A.

An individual provided the use of a building (subsequently acquired by the Company) and building maintenance and other services, with a fair value of $147,534, to the Partnership. Upon incorporation, the liability was converted to 150,000 shares of the Company's common stock.

On June 3, 1999, the Company purchased the building and certain telecommunications equipment from the individual for 100,000 shares of its own common stock. The transaction was treated as an asset purchased from a shareholder. The transaction was valued at the shareholder's historical cost basis, or $277,173.

The Company rents office space to a law firm affiliated with an officer of the Company. The Company also purchased legal services from the law firm. During the six months ended June 30, 2000 and for the period from June 3, 1999 through December 31, 1999, the Company received rental income totaling $3,500 (unaudited) and $2,000, respectively. During the six months ended June 30, 2000 and for the period from June 3, 1999 through December 31, 1999, the Company incurred legal fees totaling $3,500 (unaudited) and $2,000, respectively.

During the six months ended June 30, 2000 an officer of the Company advanced the Company a total of $30,000 (unaudited) for operating capital. The advances are accounted for as short-term loans with no formalized repayment plan or interest rate. Repayment will occur when the Company raises sufficient capital.

                               HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE D: PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                     December 31,     June 30,
                                                         1999           2000
                                                      -----------    -----------
                                                                     (unaudited)

Building and improvements ....................         $236,824         $236,824
Furniture and equipment ......................           31,639           31,639
                                                       --------         --------
                                                        268,463          268,463
Less accumulated depreciation ................           10,317           18,852
                                                       --------         --------
                                                        258,146          249,611
Land .........................................           51,972           51,972
                                                       --------         --------
                                                       $310,118         $301,583
                                                       ========         ========

Depreciation expense for the years ended December 31, 1999 and 1998, and for the period from February 1, 1997 (inception) through December 31, 1999, was $9,584, $733, and $10,317, respectively. Depreciation expense for the six months ended June 30, 2000 and 1999, and for the period from February 1, 1997 (inception) through June 30, 2000, was $8,535 (unaudited), $3,430, and $18,852 (unaudited), respectively.

NOTE E: SHORT-TERM DEBT

On January 14, 2000, the Company issued a promissory note with a face value of $230,000 which is collateralized by the Company's building. The face value of the note is due on January 15, 2001. The note was issued with a $30,000 discount, or an annual imputed interest rate of 15%. During the six months ended June 30, 2000 amortization on the discount was $15,000 (unaudited). Of the $200,000 proceeds from the note, $29,000 was received as cash and $171,000 was used to pay current liabilities.

NOTE F: INCOME TAXES

A reconciliation of the U.S. statutory federal federal income tax rate the effective tax rate follows for the seven months subsequent to the reorganization of June 3, 1999.

U.S. statutory federal rate, graduated .........................     34.00%
State income tax rate, net of federal benefit ..................      5.83%
Net operating loss for which no tax benefit
   is currently available ......................................    -39.83%
                                                                     -----
                                                                      0.00%

As stated in Note B, the Company was not subject to Federal and State income taxes for the years ended December 31, 1998 and 1997 and for the period from January 1, 1999 to the date of reorganization.

                               HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the seven months ended December 31, 1999 was $556,415. The change in the valuation allowance for the seven months ended December 31, 1999 was $556,415. NOL carryforwards at December 31, 1999 will begin to expire in 2019. The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.

NOTE G: SHAREHOLDERS' DEFICIT

Preferred Stock

The preferred stock may be issued in series as determined by the Board of Directors. As required by law, each series must designate the number of shares in the series and each share of a series must have identical rights of (1) dividend, (2) redemption, (3) rights in liquidation, (4) sinking fund provisions for the redemption of the shares, (5) terms of conversion and (6) voting rights.

Common stock issued for Liabilities of the Partnership

On June 3, 1999, the Company issued 1,807,0000 shares of its common stock to nonemployees in exchange for $315,790 in consulting services performed for the Partnership during the period from February 1, 1997 through June 3, 1999. Liabilities to the consultants were accrued by the Partnership in each accounting period in which the services were performed. The Company recorded the common stock issuance at the fair value of the liabilities as the board of directors determined that the liabilities arising from the services were more reliably measurable than the fair value of the common stock issued.

Common Stock Issued in Exchange for Debt of the Partnership

On June 3, 1999, the Company issued 20,000 shares of its common stock to individuals in exchange for loans to the Partnership and related accrued interest totaling $11,817. The loans were provided for working capital and equipment during 1997. The Company recorded the common stock issuance based on the amount of the loans and related interest, since the amount of debt and interest was more reliably measurable than the fair value of the common stock issued.

Common Stock Issued for Property

See paragraph three of Note C

                               HOMESMART.COM, INC.
                         (Formerly Homesmart USA, Inc.)
                          (A Development Stage Company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Common stock issued for Services Provided to the Company

On November 11, 1999, the Company issued 100,000 shares of its common stock to an individual in exchange for accounting services. Effective May 18, 2000 the individual became the Company's Chief Financial Officer. The Company recorded the transaction at $150,000, or $1.50 per share, which was the closing market price of the Company's stock on the date of issuance.

On January 10, 2000 the Company issued 100,000 shares of its common stock to a consulting firm in exchange for general business consulting services relating to the Company (unaudited). The Company recorded the transaction at $125,000, or $1.25 per share, which was the closing market price of the Company's common stock on the day of issuance.

Failed Merger

On February 15, 1999, the Partnership entered into a merger agreement with Virtual Lender.com, Inc. (VL). Under the terms of the merger agreement, VL issued shares of its common stock to the partners in exchange for the assets of the Partnership. On June 3, 1999, the merger agreement with VL was terminated. During the period from February 15 through June 3, 1999, the Partners remained in control of the Partnership assets. Management believes that an economic transfer of the assets had not occurred.

A break-up fee, consisting of 3,346,000 shares of the Company's common stock, was paid to VL. The sole purpose and economic substance of this transaction was to facilitate the termination of the merger agreement.

NOTE H.  COMMITMENTS AND CONTINGENCIES

Due to liquidity problems, the Company has been unable to make timely payments to certain creditors. At December 31, 1999 and June 30, 2000, $354,257 and $354,257 (unaudited) was due to America Online, Inc.

In addition, the Company and its subsidiary are defendants in a civil lawsuit filed in the Superior Court of the State of California, County of El Dorado. The Complaint seeks damages for indebtedness allegedly incurred within the last four years for goods sold and/or services rendered in the amount of $61,364 plus interest and certain costs. This amount is included in accounts payable at December 31, 1999 and June 30, 2000.

NOTE I.  SUBSEQUENT EVENTS

On July 1, 2000 the Company granted its president options to purchase one million shares of its no par common stock at $.50 and an additional one million shares at $2.00 per share. On July 1, 2000 the market price of the stock was $.35. The options were fully vested from July 1, 2000 and will expire on June 30, 2003.

To the Board of Directors and Shareholders
HomeSmart.com, Inc.  (formerly CPC Office Systems, Inc.)



                        REPORT OF INDEPENDENT ACCOUNTANTS


We have audited the balance sheet of HomeSmart.com, Inc. (formerly CPC Office Systems, Inc.) (A development stage Company) as of July 18, 1999 and December 31, 1998, and the related statements of operations, shareholders' equity and cash flows for the period from January 1 through July 18, 1999, the years ended December 31, 1998 and 1997, and the period from July 14, 1995 (inception) through July 18, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HomeSmart.com, Inc. (formerly CPC Office Systems, Inc.) as of July 18, 1999 and December 31, 1998, and the related statements of operations, shareholders' equity and cash flows for the period from January 1 through July 18, 1999, the years ended December 31, 1998 and 1997, and the period from July 14, 1995 (inception) through July 18, 1999 in conformity with generally accepted accounting principles.

On July 19, 1999, the Company was acquired by HomeSmartUSA, Inc., in a reverse acquisition.




Cordovano and Harvey, P.C.
Denver, Colorado
November 5, 1999




                                                HOMESMART.COM, INC.
                                        (Formerly CPC Office Systems, Inc.)
                                           (A Development Stage Company)

                                                                                                     July 18,       December 31,
                                                                                                       1999             1998
                                                                                                     --------       ------------
ASSETS
      Cash ...........................................................................               $  --             $  --
                                                                                                     =======           =======


                                                SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY (Note D):
      Preferred stock, no par value, 5,000,000 shares
        authorized, -0- and -0- shares issued
        and outstanding ..............................................................                  --                --
      Common stock, no par value, 50,000,000 shares
        authorized, 2,600,000 and 2,600,000 issued
        and outstanding, respectively ................................................                   260               260
      Additional paid-in capital .....................................................                 8,400             4,100
      Deficit accumulated during the development stage ...............................                (8,660)           (4,360)
                                                                                                     -------           -------



                                TOTAL SHAREHOLDERS' DEFICIT ..........................               $  --             $  --
                                                                                                     =======           =======



                                   See accompanying notes to financial statements

                                                       F-20


                                        HOMESMART.COM, INC.
                                (Formerly CPC Office Systems, Inc.)
                                   (A Development Stage Company)
                                     STATEMENTS OF OPERATIONS

                                                                                                      July 14,
                                                                       January 1,                       1995
                                                                         1999   For the Years Ended  (inception)
                                                                       through       December 31,      through
                                                                       July 18,   -----------------    July 18,
                                                                         1999      1998       1997       1999
                                                                       -------    -------    -------    -------
COSTS AND EXPENSES
     Related party costs (Note B) ..................................   $ 4,300    $   600    $   600    $ 8,400
     Organization expenses .........................................      --         --         --          260
                                                                       -------    -------    -------    -------
                                                                         4,300        600        600      8,660
                                                                       -------    -------    -------    -------
                     LOSS BEFORE INCOME TAXES ......................    (4,300)      (600)      (600)    (8,660)

     Provision (benefit) for income taxes (Note C).................       --         --         --        --
                                                                       =======    =======    =======    =======

                     NET LOSS ......................................   $(4,300)   $  (600)   $  (600)   $(8,660)
                                                                       =======    =======    =======    =======






                                 See accompanying notes to financial statements

                                                     F-21


                                                 HOMESMART.COM, INC.
                                         (Formerly CPC Office Systems, Inc.)
                                            (A Development Stage Company)
                                           STATEMENT OF SHAREHOLDERS' EQUITY
                               July 14, 1995 (inception) through July 18, 1999 Deficit



                                                                                                            Accumulated
                                                   Preferred Stock          Common Stock        Additional    During
                                                 --------------------    ---------------------    Paid In   Development
                                                  Shares     Amount       Shares      Amount      Capital      Stage         Total
                                                  ------     ------       ------      ------      -------      -----         -----


      Balance, July 14, 1995
       (inception) ...........................        --     $    --          --     $    --          --     $    --           --
Sale of common stock .........................        --          --     2,600,000         260        --          --            260
Contributed rent and services,
  related party (Note B) .....................        --          --          --          --         2,300        --          2,300
  Net income for the period ..................        --          --          --          --          --        (2,560)      (2,560)
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------

      Balance December 31, 1995 ..............        --          --     2,600,000         260       2,300      (2,560)        --


Contributed rent and services,
   related party (Note B) ....................        --          --          --          --           600        --            600
   Net loss for year .........................        --          --          --          --          --          (600)        (600)
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
      Balance December 31, 1996 ..............        --          --     2,600,000         260       2,900      (3,160)        --


   Mar31, 1991, shares issued for
Contributed rent and services,
   related party (Note B) ....................        --          --          --          --           600        --            600
   Net loss for year .........................        --          --          --          --          --          (600)        (600)
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
      Balance December 31, 1997 ..............        --          --     2,600,000         260       3,500      (3,760)        --


Contributed rent and services,
   related party (Note B) ....................        --          --          --          --           600        --            600
   Net loss for year .........................        --          --          --          --          --          (600)        (600)
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
      Balance December 31, 1998 ..............        --          --     2,600,000         260       4,100      (4,360)        --


Contributed rent and services,
   related party (Note B) ....................        --          --          --          --         4,300        --          4,300
   Net loss for year .........................        --          --          --          --          --        (4,300)      (4,300)
                                                 ---------   ---------   ---------   ---------   ---------   ---------    ---------
      Balance July 18, 1999 ..................        --     $    --     2,600,000   $     260   $   8,400   $  (8,660)   $    --
                                                 =========   =========   =========   =========   =========   =========    =========


                                   See accompanying notes to financial statements

                                                    F-22



                                                     HOMESMART.COM, INC.
                                            (Formerly CPC Office Systems, Inc.)
                                               (A Development Stage Company)
                                                  STATEMENT OF CASH FLOWS


                                                                                                                   July 14, 1995
                                                                  January 1, 1999        For the Years Ended        (inception)
                                                                       through             December 31,               through
                                                                      July 18,         -----------------------        July 18,
                                                                       1999              1998            1997           1999
                                                                       ----              ----            ----           ----

OPERATING ACTIVITIES
     Net income (loss) ......................................         $(4,300)         $  (600)        $  (600)        $(8,660)
     Adjustments to reconcile net loss to net cash
     used in operating activities:
         Contributed occupancy costs (Note B) ...............             300              600             600           2,400
         Contributed services costs (Note B) ................           4,000             --              --             6,000
                                                                      -------          -------         -------         -------
          NET CASH (USED IN)
        OPERATING ACTIVITIES ................................            --               --              --              (260)
                                                                      -------          -------         -------         -------

FINANCING ACTIVITIES
         Proceeds from the sale of common stock .............            --               --              --               260
                                                                      -------          -------         -------         -------
        NET CASH PROVIDED BY
        FINANCING ACTIVITIES ................................            --               --              --               260
                                                                      -------          -------         -------         -------
Net change in cash ..........................................            --               --              --              --

Cash at beginning of period .................................            --               --              --              --
                                                                      -------          -------         -------         -------

       CASH AT END OF PERIOD ................................         $  --            $  --           $  --           $  --
                                                                      =======          =======         =======         =======

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
     Cash paid during the period for:
         Interest ...........................................         $  --            $  --           $  --           $  --
                                                                      =======          =======         =======         =======
         Income taxes .......................................         $  --            $  --           $  --           $   123
                                                                      =======          =======         =======         =======



                                         See accompanying notes to financial statements

                                                            F-23


                               HOMESMART.COM, INC.
                       (FORMERLY CPC OFFICE SYSTEMS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

NOTE A. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Organization


HomeSmart.com, Inc. was incorporated on July 14, 1995 as CPC Office Systems, Inc. ("CPC"). From inception through its reorganization on July 18, 1999, CPC's principal activities consisted of incorporating in the state of Colorado and issuing 2.6 million shares of common stock.


July 19, 1999 Reverse Acquisition

CPC exchanged 16,385,000 shares of its no par value voting common stock for 100 percent (16,385,000) of the outstanding shares of common stock of HomeSmartUSA, Inc. ("USA") and also changed its name to HomeSmart.com, Inc. (the "Company"), on July 19, 1999. This acquisition has been treated as a reverse acquisition whereby USA is considered the surviving entity. Costs of this transaction have been charged to the period.

Basis of Presentation

The Company prepared the accompanying financial statements in accordance with Statement of Financial Accounting Standards No. 7 "Accounting for Development Stage Enterprises".

Start-up Costs

Costs related to the organization of the Company have been expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company reports income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires the liability method in accounting for income taxes. Deferred tax assets and liabilities arise from the difference between the tax basis of an asset or liability and its reported amount on the financial statements. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will actually be paid or refunds received, as provided under currently enacted law. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized. Income tax expense or benefit is the tax payable or refundable, respectively, for the period plus or minus the change during the period in the deferred tax assets and liabilities.

Loss per Common Share

The Company reports loss per share using a dual presentation of basic and diluted loss per share. Basic loss per share excludes the impact of common stock equivalents and preferred stock dividends. Diluted loss per share uses the average market price per share when applying the treasury stock method in determining common stock equivalents.

                               HOMESMART.COM, INC.
                       (FORMERLY CPC OFFICE SYSTEMS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS


Accounting Year

The Company's accounting and tax year end is December 31st.

Non-monetary Transactions

The accompanying financial statements reflect an expense and a corresponding credit to paid-in capital for transactions where the principal shareholder paid an expense on behalf of the Company, provided office space to the Company, and contributed services in the form of time and effort on behalf of the Company.

Recently Issued Accounting Pronouncements

The Company has adopted the following new accounting pronouncements for the year ended December 31, 1998. There was no effect on the financial statements presented from the adoption of the new pronouncements. SFAS No. 130, "Reporting Comprehensive Income," requires the reporting and display of total comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," is based on the "management" approach for reporting segments. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS No. 131 also requires disclosure about the Company's products, the geographic areas in which it earns revenue and holds long-lived assets, and its major customers. SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits," which requires additional disclosures about pension and other post-retirement benefit plans, but does not change the measurement or recognition of those plans.

NOTE B. RELATED PARTY TRANSACTIONS

The corporate office was located in the personal residence of the sole officer and director of the Company for all periods presented. The space was provided at no charge to the Company. In addition, the sole officer and director provided certain services, at no charge to the Company, from time to time for all periods presented. The Board of Directors of the Company has estimated the fair value of the use of such space in relationship to the cost of similar space. In addition, the Board of Directors has estimated the value of such services provided by the sole officer and director of the Company based on the time and effort involved as well as prevailing wage rates. For the period from January 1, 1999 through July 18, 1999, the years ended December 31, 1998, 1997 and 1996, and the period from July 14, 1995 (inception) through December 31, 1995, respectively, those costs totaled $4,300, $600, $600, $600, and $2,560. These costs are reflected in the accompanying financial statements as related party expenses with a corresponding credit to contributed capital.

NOTE C. INCOME TAXES

The benefit for income taxes from operations consisted of the following components at July 18, 1999: current tax benefit of $1,649 resulting from a net loss before income taxes, and deferred tax expense of $1,649 resulting from the valuation allowance recorded against the deferred tax asset resulting from net operating losses. The change in the valuation allowance for the period from January 1 through July 18, 1999 was $819. Net operating loss carryforwards at July 18, 1999 will begin expire in 2006. The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

                               HOMESMART.COM, INC.
                       (FORMERLY CPC OFFICE SYSTEMS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

NOTE C.  INCOME TAXES, CONCLUDED


A reconciliation of U.S. statutory federal income tax rate to the effective rate follows for the period from January 1, 1999 through July 18, 1999, the years ended December 31, 1998 and 1997, and from July 14, 1995 (inception) through July 18, 1999 follows:
                                    January 1,                         July 14,
                                      1999       For the Years Ended     1995
                                     through           December 31,  (inception)
                                     July 18      ------------------    through
                                      1999         1998        1997       1999
                                      ----         ----        ----       ----

U.S. statutory federal rate           15.00%      15.00%      15.00%      15.00%
State income tax rate                  4.75%       4.75%       4.75%       4.75%
Net operating loss for which
 no tax benefit is currently
 available                           -19.75%      -19.75%     -19.75%    -19.75%
                                      -----        -----       -----      -----
                                       0.00%        0.00%       0.00%      0.00%
                                      =====        =====       =====      =====

Should the Company undergo a change in control, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the change in control will be subject to an annual limitation which could reduce or defer the utilization of those losses.

NOTE D. PREFERRED STOCK

The preferred stock may be issued in series as determined by the Board of Directors. As required by law, each series must designate the number of shares in the series and each share of a series must have identical rights of (1) dividend, (2) redemption, (3) rights in liquidation, (4) sinking fund provisions for the redemption of the shares, (5) terms of conversion and (6) voting rights.

NOTE E. THE YEAR 2000 ISSUE

The Y2K issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of the Company's computer and telecommunications programs that have date sensitive software may recognize a date using "00" as the year 1900 instead of 2000. This could result in system failure or miscalculations causing disruptions or operations, including, among other things an inability to process transactions, send invoices, or engage in similar normal business activities. The Company maintained no equipment as of July 18, 1999. The Company cannot determine the extent to which the Company is vulnerable to third parties' failure to remediate their own Y2K problems. As a result, there can be no guarantee that the systems of other companies on which the Company's business relies will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would have a material adverse effect on the Company. In view of the foregoing, there can be no assurance that the Y2K issue will not have a material adverse effect on the Company's business.

                               HOMESMART.COM, INC.
                           A Development Stage Company

         Unaudited Pro Forma Condensed, Combined Statement of Operations
                      For the Year ended December 31, 1999


The following unaudited pro forma condensed, combined statement of operations for the year ended December 31, 1999 gives effect to the merger between Homesmart USA, Inc. and CPC Office Systems, Inc. Subsequent to the merger, the Company's name was changed to Homesmart.com, Inc.

The pro forma condensed, combined statement of operations was prepared assuming that the acquisition described above was consummated as of the beginning of the period presented.

The unaudited pro forma condensed, combined financial statements are based upon historical financial statements of the Homesmart.com, Inc. and CPC Office Systems, Inc.

The pro forma adjustments and the resulting pro forma combined financial statements have been prepared based upon available information and certain assumptions and estimates deemed appropriate by the Registrant.

The pro forma condensed, combined statements of operations are not necessarily indicative of the results of operations that actually would have been achieved had the acquisition been consummated as of the dates indicated, or that may be achieved in the future. Furthermore, the pro forma combined financial statements do not reflect changes that may occur as the result of post-combination activities and other matters.

The pro forma condensed, combined financial statements and notes thereto should be read in conjunction with the accompanying historical financial statements and notes thereto of Homesmart.com, Inc. and CPC Office Systems, Inc.

                               HOMESMART.COM, INC.
                           A Development Stage Company

          Notes to Pro Forma Condensed, Combined Financial Information

                      For the Year Ended December 31, 1999
                                   (Unaudited)


The following unaudited pro forma condensed, combined statement of operations gives effect to the acquisition by CPC Office Systems, Inc. of all of the outstanding common stock of HomesmartUSA, Inc.

This unaudited pro forma condensed, combined statement of operations is not necessarily indicative of results of operations had the acquisitions occurred at January 1, 1999, nor the results to be expected in the future.



                                      PRO FORMA CONDENSED, COMBINED
                                          STATEMENT OF OPERATIONS
                                    For the Year Ended December 3, 1999

                                                                                  CPC Office
                                                                   Homesmart       Systems,      Pro Forma
                                                                  .com, Inc.         Inc.         Combined
                                                                  ----------         ----         --------

Gross sales and net revenues .................................   $     33,311    $       --      $     33,311
                                                                 ------------    ------------    ------------


Operating costs and expenses:
    Cost of sales and revenues ...............................         93,510            --            93,510
    Sales and marketing ......................................        424,541            --           424,541
    General and administrative ...............................        780,812           4,300         785,112
    Stock-based compensation -
      consulting .............................................        150,000            --           150,000
                                                                 ------------    ------------    ------------
                                 Total costs and expenses ....      1,448,863           4,300       1,453,163
                                                                 ------------    ------------    ------------
                                     Loss from operations ....     (1,415,552)         (4,300)     (1,419,852)

Interest expense .............................................         (5,315)         (4,300)         (5,315)

Other income (expense):
    Rental income, related party .............................          2,000           4,300           6,300
    Stock-based compensation -
      failed merger ..........................................        (50,000)           --           (50,000)
                                                                 ------------    ------------    ------------
                                 Loss before income taxes ....     (1,468,867)         (4,300)     (1,473,167)
Provision (benefit) for income taxes:
    Current benefit ..........................................        544,300            --           544,300
    Deferred expense .........................................       (544,300)           --          (544,300)
                                                                 ------------    ------------    ------------
                                                 Net loss ....   $ (1,468,867)   $     (4,300)   $ (1,473,167)
                                                                 ============    ============    ============

Earnings per share of common stock ...........................          (0.09)           *              (0.08)
                                                                 ============    ============    ============

Weighted average number  of
    common shares outstanding ................................     16,268,071       2,600,000      18,868,071
                                                                 ============    ============    ============



                         See notes to pro forma condensed combined financial statements

                                                       F-29